Exhibit 15.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular together with the enclosed form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONNECTED TRANSACTION

ACQUISITION OF EQUITY INTEREST IN SHANXI NENG HUA

AND

INFORMATION ON PROPOSED AMENDMENT TO

THE ARTICLES OF ASSOCIATION

Financial adviser to Yanzhou Coal Mining Company Limited in respect of the Acquisition

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

of Yanzhou Coal Mining Company Limited in respect of the Acquisition

CLSA Equity Capital Markets Limited

A letter from the board of Directors of the Company is set out on pages 6 to 18 of this circular. A letter from the Independent Board Committee in respect of the Acquisition is set out on pages 19 and 20 of this circular. A letter from CLSA containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Acquisition is set out on pages 21 to 38 of this circular.

Yanzhou Coal Mining Company Limited (the “Company”) will hold an extraordinary general meeting to consider and approve, among other things, the matters stated in this circular. The Company will publish the relevant notice of extraordinary general meeting in the newspapers and dispatch the same to the shareholders of the Company in due course.

7 September 2006

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“Acquisition”	the acquisition of the 98% equity interest in Shanxi Neng Hua by the Company from the Controlling Shareholder;

“Acquisition Agreement”	the conditional agreement dated 18 August 2006 entered into between the Company and the Controlling Shareholder for the Acquisition;

“ADSs”	American depositary shares, each representing ownership of 50 H Shares, which are listed on New York Stock Exchange Inc.;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Articles of Association”	the articles of association of the Company;

“Beijing Headmen”	, Beijing Headmen Mining Rights Appraisal Firm, a State-approved appraiser appointed to conduct the valuation of the mining right permit held by Shanxi Tianchi;

“Board”	the board of Directors of the Company;

“China Rightson”	, China Rightson Certified Public Accountants, certified public accountants in the PRC, appointed to prepare the audited accounts for Shanxi Nenghua, Shanxi Tianchi and Shanxi Tianhao in accordance with PRC GAAP;

“CLSA”	CLSA Equity Capital Markets Limited, a licensed corporation under the SFO, licensed to undertake Types 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Acquisition;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Conditions”	the conditions precedent of the Acquisition Agreement, as described in greater details in the section entitled “Effective Date of the Acquisition Agreement”;

DEFINITIONS

“Controlling Shareholder”	, Yankuang Group Corporation Limited, a State wholly-owned enterprise and the controlling shareholder of the Company holding approximately 52.86% of the total share capital of the Company;

“Directors”	the directors of the Company;

“Effective Date”	date on which the Acquisition Agreement becomes effective upon the fulfillment of the Conditions;

“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be held to consider and approve, among other things, the matters stated in this circular or any adjournment thereof;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited;

“Independent Board Committee”	a committee of the Board established for the purpose of considering the Acquisition, comprising independent non-executive Directors who are independent in respect of the Acquisition;

“Independent Shareholders”	Shareholders other than the Controlling Shareholder and its associates, and who are not involved in, or interested in the Acquisition;

“Indicated Coal Resource”	an indicated coal resource is that part of a coal resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence as defined by the JORC Code;

“Inferred Coal Resource”	an infer red coal resource is that part of a coal resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a low level of confidence as defined by the JORC Code;

DEFINITIONS

“Jinzhong Municipality AIC”	, Administration of Industry and Commerce of Jinzhong Municipality, Shanxi Province;

“JORC Code”	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the December 2004 version);

“King & Wood”	, King & Wood PRC lawyers, the Company’s PRC (excluding Hong Kong) legal advisers

“Latest Practicable Date”	4 September 2006, being the latest practicable date prior to the printing of this circular for the pur pose of ascertaining certain information contained in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“LTCC”	Longwall Top Coal Caving mining method;

“Measured Coal Resource”	a measured coal resource is that part of a coal resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence as defined by the JORC Code;

“Minarco”	Minarco Asia Pacific Pty Ltd., an independent inter national resource and mining consulting firm established in Australia (ABN code 30076965323), engaged by the Company to estimate the coal resources and reserves of Tianchi Coal Mine according to the JORC Code;

“PRC”	the People’s Republic of China;

“PRC GAAP”	the relevant accounting principles and regulations applicable to PRC enterprises;

“Probable Reserves”	probable reserves under the JORC Code, which are the economically mineable part of an Indicated Coal Resource, and in some circumstances, Measured Coal Resource;

“Proved Reserves”	proved reserves under the JORC Code, which are the economically mineable part of a Measured Coal Resource;

DEFINITIONS

“Purchase Price”	the purchase price for the Acquisition, determined based on the valuation by Zheng Yuan, being RMB733.34 million (or equivalent to approximately HK$716.85 million);

“RMB”	Renminbi, the lawful currency of the PRC;

“Recoverable Reserves”	Proved and Probable Reserves prior to adjustment for preparation plant yield;

“Sallmanns”	Sallmanns (Far East) Limited, an inter national, independent valuer appointed by the Company to prepare the valuation of the property interests of Shanxi Tianchi and Shanxi Tianhao as well as the valuation of the machinery and equipment of Shanxi Neng Hua, Shanxi Tianchi and Shanxi Tianhao;

“Shandong Provincial SASAC”	, State- owned Assets Super vision and Administration Commission under the Shandong Provincial People’s Government;

“Shanxi Neng Hua”	, Yankuang Shanxi Nenghua Company Limited, a limited company established in the PRC with a registered capital of RMB600 million (or equivalent to approximately HK$586.51 million);

“Shanxi Provincial DRC”	, Shanxi Provincial

Development and Reform Commission;

“Shanxi Tianchi”	, Shanxi Heshun Tianchi Energy Company Limited, a limited company established in the PRC and a subsidiary of Shanxi Neng Hua;

“Shanxi Tianhao”	, Shanxi Tianhao Chemical Company Limited, a joint stock limited company established in the PRC and a subsidiary of Shanxi Neng Hua;

“Shares”	ordinary shares (including H Shares and A Shares) of RMB1.00 each in the ordinary share capital of the Company;

“Shareholders”	the shareholders of the Company;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“State”	the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities);

DEFINITIONS

“Supervisors”	supervisors of the Company;

“sq. km.”	square kilometres;

“Tianchi Coal Mine”	the coal mine operated by Shanxi Tianchi;

“Transfer Date”	the date of effective registration of the 98% equity interest in Shanxi Neng Hua in favour of the Company with the Jinzhong Municipality AIC, provided that the Transfer Date shall not be later than 31 December 2006 or such other later date as may be agreed between the parties in writing;

“tonnes”	metric tonnes;

“Valuation Date”	28 February 2006;

“Zheng Yuan”	, Shandong Zhengyuan Hexin (Limited) Certified Public Accountants, a State-approved independent PRC valuer appointed by the Controlling Shareholder in accordance with the procedures for the transfer of State-owned assets, to assess the value of Shanxi Neng Hua‘s assets and liabilities; and

“98% equity interest in Shanxi Neng Hua”	98% equity interest in Shanxi Neng Hua directly held by the Controlling Shareholder.

Note:	Where amounts in Hong Kong dollars have been derived from Renminbi, such translations are for the convenience of the reader only, and except as otherwise indicated, have been made at the rate of RMB1.023 to HK$1.00. No representation is made that Renminbi amounts could have been or could be converted into Hong Kong dollars at this rate or any other rate or at all.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu	Shandong Province
Shi Xuerang	PRC
Chen Changchun	Postal Code: 273500
Wu Yuxiang
Wang Xinkun Chen Guangshui	Principal place of business in Hong Kong:
Dong Yunqing	Rooms 2608-10
26/F, The Center
Independent Non-executive Directors: Pu Hongjiu	99 Queen’s Road Central Hong Kong
Cui Jianmin Wang Xiaojun Wang Quanxi

7 September, 2006

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF 98% EQUITY INTEREST IN SHANXI NENG HUA

1. INTRODUCTION

On 21 August 2006, the Board announced that on 18 August 2006, the Company entered into the Acquisition Agreement with the Controlling Shareholder for the conditional acquisition, subject to completion, of the 98% equity interest in Shanxi Neng Hua.

As the Controlling Shareholder held approximately 52.86% of the total issued share capital of the Company as at the Latest Practicable Date, the Acquisition constitutes a connected transaction for the Company pursuant to the Listing Rules. The Acquisition is subject to, among other conditions, the approval of the Independent Shareholders at the EGM to be convened and the Controlling Shareholder and its associates will abstain from voting at the EGM.

LETTER FROM THE BOARD

HSBC has been appointed as the financial adviser to the Company in respect of the Acquisition. The Independent Board Committee has also been for med to consider the Acquisition and the letter from the Independent Board Committee to the Independent Shareholders is included in this circular. CLSA has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition. The letter of advice of CLSA to the Independent Board Committee and the Independent Shareholders is included in this circular.

The Board has also proposed to amend the Articles of Association and to submit this proposal for approval at the EGM.

The purposes of this circular are:

(a)	to provide you with further information in relation to the Acquisition;

(b)	to set out the letter of advice from CLSA to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by CLSA in respect of the Acquisition;

(c)	to provide for your consideration, the valuation of the property interests of Shanxi Tianchi and Shanxi Tianhao as well as the valuation of the machinery and equipment of Shanxi Neng Hua, Shanxi Tianchi and Shanxi Tianhao as prepared by Sallmanns;

(d)	to provide information on the proposed amendment to the Articles of Association; and

(e)	to seek your approval of the ordinary resolutions in relation to the Acquisition and the proposed amendment to the Articles of Association at the EGM, as set out in the notice of the EGM.

2. CONNECTED TRANSACTION

THE ACQUISITION AGREEMENT

Pursuant to the Acquisition Agreement dated 18 August 2006 entered into between the Company and the Controlling Shareholder, the Controlling Shareholder conditionally agrees to sell and the Company conditionally agrees to purchase the 98% equity interest in Shanxi Neng Hua. The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms.

Determination of the Purchase Price

The Purchase Price is determined with reference to the valuation of the net asset value of Shanxi Neng Hua by Zheng Yuan, a State-approved independent PRC valuer appointed by the Controlling Shareholder in consultation with the Company, in accordance with the procedures for the transfer of State-owned assets. In accordance with the relevant requirements for asset appraisal in the PRC, Zheng Yuan assessed the net asset value of Shanxi Neng Hua as at the Valuation Date to be approximately RMB748.31 million (or equivalent to approximately HK$731.49 million), which was calculated based on the valuation of the total assets RMB801.23 million (or equivalent to approximately HK$783.22 million) (including 81.31% of the valuation of the mining right of RMB167.98 million (or equivalent to approximately HK$164.20 million), as estimated by Beijing Headmen) and total liabilities RMB52.92 million

LETTER FROM THE BOARD

(or equivalent to approximately HK$51.73 million) of Shanxi Neng Hua, by mainly using the cost method. Accordingly, the Controlling Shareholder and the Company have agreed the Purchase Price for the 98% of the equity interest in Shanxi Neng Hua to be RMB733.34 million (or equivalent to approximately HK$716.85 million), which is calculated at 98% of the net asset value of Shanxi Neng Hua as assessed by Zheng Yuan.

Completion of the Acquisition Agreement

Effective Date of the Acquisition Agreement

Pursuant to the Acquisition Agreement, the Acquisition Agreement shall become effective upon the fulfillment of the following conditions:

(a)	the proper execution of the Acquisition Agreement by the parties;

(b)	all necessary approvals having been obtained by the Company and the Controlling Shareholder for the execution of the Acquisition Agreement and all ancillary documents, including without limitation:

(i)	approval by the respective board of directors of the Company and the Controlling Shareholder;

(ii)	approval of the Acquisition by the Independent Shareholders of the Company at the EGM;

(iii)	completion of the relevant legal procedures for transfer of State-owned assets by the Controlling Shareholder and confirmation that the Company is the authorised acquiror of the 98% equity interest in Shanxi Neng Hua in accordance with the relevant laws; and

(iv)	approvals (if any) by the relevant PRC authorities (including without limitation

Shandong Provincial SASAC) in respect of the Acquisition.

(c)	there being no material adverse change in the business operations of Shanxi Neng Hua and its subsidiaries, Shanxi Tianchi and Shanxi Tianhao, as at the Effective Date; and

(d)	all of the representations, warranties and undertakings by the Controlling Shareholder and the Company under the Acquisition Agreement remaining true, accurate, complete and effective on the Effective Date.

Transfer Date and payment of the Purchase Price

Pursuant to the Acquisition Agreement, upon the Acquisition Agreement becoming effective, the parties shall proceed to complete the sale and purchase of the 98% equity interest in Shanxi Nenghua as follows:

1.	within 10 business days from the Effective Date, the par ties shall apply to the Jinzhong Municipality AIC for the registration of the 98% equity interest in Shanxi Nenghua in favour of the Company provided that the date of such effective registration i.e. the Transfer Date, shall not be later than 31 December 2006 or such other later date as may be agreed between the Company and the Controlling Shareholder; and

LETTER FROM THE BOARD

2.	within 10 business days from the Transfer Date, the Company shall pay the Controlling Shareholder the Purchase Price of RMB733.34 million (or equivalent to approximately HK$716.85 million).

In accordance with the terms of the Acquisition Agreement, upon completion of the transfer of the equity interest, the Company shall become the owner of the 98% equity interest in Shanxi Neng Hua and be legally entitled to or be liable for all economic gains or losses, as the case may be, associated with such equity interest from the Valuation Date to the Transfer Date.

INFORMATION ON SHANXI NENG HUA

Overview of Shanxi Neng Hua

Shanxi Neng Hua was established by the Controlling Shareholder and Yankuang Lunan Chemical Fertilizer Factory, a wholly-owned subsidiary of the Controlling Shareholder, on 9 January 2003 with a registered capital of RMB600 million (or equivalent to approximately HK$586.51 million) which has been fully paid-up and verified. The shareholding structure of Shanxi Neng Hua is as follows:

Name of shareholder	Capital Contribution	Proportion of Capital Contribution
	RMB million
Controlling Shareholder	588	98%
Yankuang Lunan Chemical Fertilizer Factory	12	2%

The minority shareholder of Shanxi Neng Hua, Yankuang Lunan Chemical Fertilizer Factory, is a 100% subsidiary of the Controlling Shareholder and by virtue of it being an associate of the Controlling Shareholder, is a connected person of the Company under the Listing Rules. The principal business of Yankuang Lunan Chemical Fertilizer Factory is the production of chemicals.

Shanxi Neng Hua holds a 81.31% interest in Shanxi Tianchi and an approximate 99.85% interest in Shanxi Tianhao. The principal business of Shanxi Neng Hua is to invest in heat and electricity, manufacture and sale of mining machinery and engine products (excluding motor vehicles) and the development of integrated coal technology. Shanxi Neng Hua has no other business apart from its investment in Shanxi Tianchi and Shanxi Tianhao. Tianchi Coal Mine, the principal asset of Shanxi Tianchi, is currently undergoing a capacity expansion programme. The expansion programme commenced in 2004 and is expected to be completed in the fourth quarter of 2006, when formal production is expected to resume. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and is expected to complete in July 2007. As both Shanxi Tianchi and Shanxi Tianhao have not yet started production, there is no net profit attributable to the assets which are subject to the transaction for the two financial years immediately preceding the transaction.

LETTER FROM THE BOARD

Company Structure of Shanxi Neng Hua before the Acquisition

Shanxi Tianchi

Shanxi Tianchi was initially established on 6 November 1999 to operate Tianchi Coal Mine. In April 2003, Shanxi Neng Hua, Heshun Guyao Coal (Group) Co., Ltd. and Jinzhong State-owned Asset Management Company acquired from the then shareholders their entire equity interests in Shanxi Tianchi. The registered capital of Shanxi Tianchi is RMB90 million (or equivalent to approximately HK$87.98 million), which has been fully paid-up and verified. The shareholding structure of Shanxi Tianchi is as follows:

Name of shareholder	Capital Contribution	Proportion of Capital Contribution
	RMB million
Shanxi Neng Hua	73.18	81.31%
Heshun Guyao Coal (Group) Co., Ltd	9.82	10.91%
Jinzhong State-owned Asset Management Company	7.00	7.78%

Each of Heshun Guyao Coal (Group) Co., Ltd. and Jinzhong State-owned Asset Management Company and their respective ultimate beneficial owners are independent third parties not related to the Company, its Directors or Supervisors or any of their respective associates. The main activity of Shanxi Tianchi is coal product processing and its principal asset is Tianchi Coal Mine.

Tianchi Coal Mine

Tianchi Coal Mine is an underground mine, located within the Heshun coalfield in Shanxi Province in the PRC and covers an area of approximately 20 sq. kms. Tianchi Coal Mine is well served by an efficient transportation network and enjoys advantages such as reliable electricity supply, good construction material supply channels and abundant labour force.

The main types of coal products at Tianchi Coal Mine are meager coal and anthracite coal. The principal mineable target seam of Tianchi Coal mine is seam number 15 which has an average coal thickness of between 4 to 5 metres. The coal products of Tianchi Coal Mine are mainly for consumer use and power and gas generation.

LETTER FROM THE BOARD

Reserves

The Company has engaged Minarco, independent international technical consultants, to review the coal reserves at Tianchi Coal Mine. According to the reserve estimation carried out by Minarco in May 2006, the collected geological data for Tianchi Coal Mine meets the JORC Code standards. The coal resources and reserves, which have been originally calculated according to the PRC standards, have been reclassified by Minarco according to JORC categories defined in the JORC Code. On that basis, Minarco has estimated the Recoverable Reserves and Inferred Coal Resources of Tianchi Coal Mine as follows:

Reserves and Resources
Recoverable Reserves	30.7 million tonnes
Inferred Coal Resources	66.7 million tones

Mining Method and Mining Life

In order to enhance the production capacity and efficiency of Tianchi Coal Mine, the LTCC mining method is to be adopted, which is different from the mining method used prior to the capacity expansion programme. With the completion of the mine expansion programme and the application of the LTCC mining method to Tianchi Coal Mine, Minarco has assessed that the actual production of the coal mine can be gradually increased from 1.2 million tonnes to approximately 2.1 million tonnes per annum.

Based on the estimated Recoverable Reserves of 30.7 million tonnes and a projected production of 2.1 million tonnes per annum, the projected mine life of Tianchi Coal Mine is in excess of 14 years. If additional Indicated Coal Resources are identified and should the Inferred Coal Resources be upgraded to Indicated Coal Resources following further exploration, then the projected mine life may be significantly extended.

Mining Right Permit and Coal Production Permit

Shanxi Provincial Department of Land and Resources has issued a mining right permit in respect of Tianchi Coal Mine to Shanxi Tianchi without Shanxi Tianchi being required to pay the relevant mining right fee. The current mining right permit is valid for 4 years until January 2009. According to the Company’s PRC legal advisers, King & Wood, Shanxi Tianchi is legally entitled to mine the mining resources within the scope and period authorised by the cur rent mining right permit. King & Wood is of the opinion that upon expiry of the mining right permit in January 2009 and upon satisfaction of all the conditions required by the relevant mining right registration authorities, there should not be any legal impediments for Shanxi Tianchi to extend such mining right permit. Pursuant to the Acquisition Agreement, the Controlling Shareholder has undertaken to the Company that:

(i)	it will use its best endeavours to procure the renewal of the mining right permit upon its expiry in January 2009;

(ii)	in the event the mining right permit becomes invalid before January 2009 or is unable to be extended upon its expiry as a result of the non payment of the mining right fee, the Controlling Shareholder shall compensate the Company or Shanxi Tianchi for any relevant loss or damages; and

LETTER FROM THE BOARD

(iii)	if the relevant authorities request for payment of the mining right fee, the Controlling Shareholder will compensate the Company or pay to the relevant regulatory authorities on behalf of the Company such fee, subject to a maximum amount of RMB133.85 million (or equal to approximately HK$130.84 million), which is derived from 79.68% (being the effective interest of the Controlling Shareholder in Shanxi Tianchi (excluding its interest in Shanxi Tianchi via Yankuang Lunan Chemical Fertilizer Factory)) of RMB167.98 million (or equal to approximately HK$164.20 million), being the value of the mining rights estimated by Beijing Headmen, a State-approved appraiser that is independent of the Controlling Shareholder and the Company.

Based on the relevant coal industry regulations in China, after the completion of the expansion programme of Tianchi Coal Mine and upon passing a pre-production safety test as to compliance with the relevant technical, safety and environmental regulations, a coal production permit will be issued to Tianchi Coal Mine. The coal production permit of Tianchi Coal Mine expired in December 2004. Pursuant to the Acquisition Agreement, the Controlling Shareholder has undertaken to the Company that it will indemnify the Company for any loss, damages and related expenses the Company may suffer or incur as a result of Shanxi Tianchi failing to obtain the coal production permit or safety production permit after the completion of the mine expansion programme, if such failure to obtain the relevant permits is related to the original design and construction of the mine expansion.

Tianchi Coal Mine has not experienced any serious accidents for the past 5 years.

Capacity Expansion Programme

Tianchi Coal Mine is currently undergoing a capacity expansion programme. The expansion programme commenced in 2004 and is expected to be completed in the fourth quarter of 2006, when formal production is expected to resume. The expansion programme includes the construction of ancillary facilities such as the LTCC mining facilities, seam elevators, ventilation equipment, drainage equipment, electricity supply system and safety monitor system. Approvals have been obtained from the relevant government authorities, including the Shanxi Provincial DRC, to expand the annual mining capacity of Tianchi Coal Mine from 0.3 million tonnes to 1.2 million tonnes of raw coal. The total capital expenditure for the mine expansion programme is estimated to be approximately RMB413 million (or equal to approximately HK$403.71 million), of which approximately RMB391 million (or equal to approximately HK$382.21 million) has been invested by 31 July 2006. In comparison to the initial feasibility study, planned capital expenditure has increased by approximately RMB174 million (or equal to approximately HK$170.09 million) from approximately RMB239 million (or equal to approximately HK$233.63 million) due to additional investments in safety and other supplemental facilities, and a rise in construction costs and cost of equipment over the course of the programme.

LETTER FROM THE BOARD

Shanxi Tianhao

Shanxi Tianhao was established as a joint stock limited company in January 2002. Its registered capital is RMB150 million (or equivalent to approximately HK$146.63 million), which has been fully paid-up and verified. The shareholding structure of Shanxi Tianhao is as follows:

Name of shareholder	Capital Contribution	Proportion of Capital Contribution
	RMB million
Shanxi Neng Hua	149.77	99.85%
Other individual shareholders	0.23	0.15%

The other individual shareholders of Shanxi Tianhao are the current employees of Shanxi Neng Hua and Shanxi Tianhao. Save for the aforementioned, these individual shareholders are independent third parties to the Company.

Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales.

The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and is expected to complete in July 2007. The facilities are located at approximately 1.5km east of Wutong Town in Xiaoyi City in Shanxi Province in the PRC. The methanol project has a designed annual capacity of 100,000 tonnes of methanol, and is expected to make use of coke oven gas, a by-product from the processing of coking coal, in Xiaoyi City as raw material.

The estimated total investment for the Shanxi Tianhao methanol project is approximately RMB509 million (or equivalent to approximately HK$497.56 million), of which approximately RMB131 million (or equivalent to approximately HK$128.05 million) has been invested by 31 July 2006. The balance of approximately RMB378 million (or equivalent to approximately HK$369.50 million) is expected to be financed using internal resources and bank borrowings of Shanxi Neng Hua and Shanxi Tianhao. Shanxi Tianhao has already entered into legally-binding agreement to acquire technology use rights and it has also started negotiations with relevant parties for the supply of raw materials.

The Board considers the merits of the methanol project of Shanxi Tianhao to be as follows:

(a)	located in Shanxi Province, an area of rich coking coal resources, the abundant supply of coke oven gas lowers the cost of production;

(b)	the market potential for methanol, a raw material in a variety of pharmaceutical and chemical products and an alternative fuel for motor vehicles, is expected to be favourable in the foreseeable future;

(c)	the methanol project is a low-cost environmentally friendly project supported by the local government as the usage of coke oven gas as a raw material alleviates the environmental problems associated with the discharge of coke oven gas; and

(d)	the methanol project will adopt proven, reliable and advanced technologies and equipment, thereby ensuring a high degree of success.

LETTER FROM THE BOARD

Regulatory Approvals and Land Title

Shanxi Tianchi

Shanxi Tianchi occupies 19 parcels of land with a total site area of approximately 140,272.28 sq.m. Of the 19 parcels of land, the granted land use rights of 9 parcels of land had been obtained by Shanxi Tianchi. The building ownership certificates of 17 out of 19 buildings have also been issued to Shanxi Tianchi. Shanxi Tianchi is in the process of applying for the granted land use right certificates of the remaining 10 parcels of land, the building ownership certificates of 2 buildings and construction approvals with regard to certain construction-in-progress at Tianchi Coal Mine which include:

(a)	land use right certificates relating to 7 parcels of land with a total site area of approximately 42,889.48 sq.m.;

(b)	land use right certificates relating to 3 parcels of land with a total site area of approximately 2,000 sq.m. for which allocated land use right certificates have been obtained and application has been made to convert such parcels of land into granted land;

(c)	building ownership certificates relating to 2 buildings with a total gross floor area of approximately 69.6 sq.m.; and

(d)	construction approvals relating to 69 items of construction-in-progress.

King & Wood is of the view that there should not be any legal impediments for Shanxi Tianchi to obtain the relevant granted land use right certificates, building ownership certificates and construction approvals. The Controlling Shareholder has also undertaken in the Acquisition Agreement to compensate the Company for any loss or damages arising from the failure to obtain the relevant construction approvals relating to the construction-in-progress.

The Board is of the view that such approvals and the application required represent normal course of business in relation to construction projects of this nature.

Shanxi Tianhao

The Shanxi Provincial DRC has approved the construction of the methanol project of Shanxi Tianhao. Commencement of production of the methanol facilities is subject to final approvals by the relevant regulatory authorities including, among others, the environmental bureau.

The land with a total site area of 118,046 sq.m. occupied by Shanxi Tianhao for the methanol project is collectively-owned land designated for industrial use. The collectively-owned land use right certificate is issued in favour of Shanxi Tianhao for a term of 5 years from April 2005. King & Wood is of the view that according to prevailing PRC laws and regulations, there should be no legal impediment for Shanxi Tianhao to obtain the granted land use rights of the land upon completion of the land requisition procedures.

LETTER FROM THE BOARD

Financial Information and Valuation of Shanxi Neng Hua

Based on the audited accounts prepared by China Rightson in accordance with PRC GAAP, the consolidated net assets of Shanxi Nenghua and its subsidiaries as at the Valuation Date amounted to approximately RMB609.07 million (or equivalent to approximately HK$595.38 million).

In accordance to valuation standards prevailing in the PRC, Zheng Yuan has assessed the net asset value of Shanxi Neng Hua to be approximately RMB748.31 million (or equivalent to approximately HK$731.49 million) as at the Valuation Date. The net asset value of RMB 748.31 million (or equivalent to approximately HK$731.49 million) of Shanxi Neng Hua was calculated based on the valuation of the total assets of RMB 801.23 million (or equivalent to approximately HK$783.22 million) and total liabilities of RMB 52.92 million (or equivalent to approximately HK$51.73 million) as of 28 February 2006, as assessed by Zheng Yuan. The total assets of Shanxi Neng Hua consisted of cur rent assets of RMB 430.75 million (or equivalent to approximately HK$421.07 million), long term investments of RMB 370.25 million (or equivalent to approximately HK$361.93 million), and fixed assets of RMB 0.23 million (or equivalent to approximately HK$0.22 million). The long term investments of Shanxi Neng Hua comprised 81.31% of net asset value of Shanxi Tianchi (RMB 271.01 million (or equivalent to approximately HK$264.92 million)) and 99.85% of net asset value of Shanxi Tianhao (RMB 150.11 million (or equivalent to approximately HK$146.74 million)), as assessed by Zheng Yuan. The main difference in the audited net asset value prepared by China Rightson and the net asset valuation prepared by Zheng Yuan is that the valuation of the mining rights of Tianchi Coal Mine, estimated to be approximately RMB167.98 million (or equivalent to approximately HK$164.20 million), which has been included in net asset valuation prepared by Zheng Yuan, but not in audited net asset value prepared by China Rightson.

Valuation of Property Interests, Machinery and Equipment

For the pur pose of obtaining the approval from Shandong SASAC in respect of the Acquisition, Zheng Yuan was appointed by the Controlling Shareholder to conduct the valuation for the assets and liabilities of Shanxi Neng Hua according to the PRC standards pursuant to the relevant PRC regulations.

To provide more information to the Shareholders in respect of the Acquisition, the Company has engaged Sallmanns, an independent international valuer, to assess the market value of the property interests of Shanxi Tianchi and Shanxi Tianhao and the market value of the machinery and equipment of Shanxi Neng Hua, Shanxi Tianchi and Shanxi Tianhao based on international accepted asset valuation standards. The total market value of these property interests, machinery and equipment has been assessed to be RMB393.79 million (or equivalent to approximately HK$384.94 million), which includes the market value of the property interests of Shanxi Tianchi and Shanxi Tianhao, being approximately RMB9.94 million (or equivalent to approximately HK$9.72 million) and the market value of the machinery and equipment of Shanxi Neng Hua, Shanxi Tianchi and Shanxi Tianhao, being approximately RMB383.85 million (or equivalent to approximately HK$375.22 million) as at the Valuation Date. Copies of Sallmanns’ valuation reports are included in Appendix I and Appendix II to this circular.

FINANCIAL IMPACT OF THE ACQUISITION

Funding of the Acquisition

The Purchase Price is intended to be funded using the Company’s existing cash balance.

LETTER FROM THE BOARD

Financial Impact of the Acquisition to the Company

The Board believes that the acquisition of Shanxi Tianchi will add to the coal reserves and increase the coal production of the Company, which is in line with the Company’s strategy to develop value-added coal processing business. Tianchi Coal Mine is expected to commence formal production in the fourth quarter of 2006. As assessed by Minarco, its production will gradually increase to 2.1 million tonnes per annum. The proposed methanol project of Shanxi Tianhao could diversify the existing coal-based chemical product range of the Company. Shanxi Tianhao’s methanol production is estimated to commence in 2007, and will gradually increase to 100,000 tonnes per annum.

In assessing the financial impact of the transaction, the Board has taken into account the production profile (including the time of commencement of production), forecast price of the associated products, production costs and overheads associated with Tianchi Coal Mine of Shanxi Tianchi and the methanol project of Shanxi Tianhao. In addition, the Company has also assessed the impact of amortization and depreciation charges. As the coal production of Tianchi Coal Mine is expected to commence only in the fourth quarter of 2006 and the methanol project of Shanxi Tianhao is still in the construction stage, Shanxi Neng Hua is not expected to generate any profit in 2006. Assuming that there is no material change in the economic or market conditions in the PRC, the Board believes the revenue and profitability of the Group will be enhanced as a result of the Acquisition.

Prior to the Acquisition, the Company’s total assets and total liabilities, based on the audited consolidated balance sheet as of 31 December, 2005 and in accordance with IFRS, are RMB21,254.44 million (or equivalent to approximately HK$20,776.58 million) and RMB3,607.14 million (or equivalent to approximately HK$3,526.04 million) respectively. For illustration purposes only due to the differences in accounting standards, following the Acquisition, total assets and total liabilities of the Company are expected to increase by approximately RMB249 million (or equivalent to approximately HK$243.40 million) and RMB219 million (or equivalent to approximately HK$214.08 million) respectively, based on the audited accounts of Shanxi Nenghua, prepared by China Rightson in accordance with PRC GAAP as at the Valuation Date, assuming the Company paying the consideration in cash within 10 business days from the Transfer Date.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company’s strategy is to sustain long-term earnings growth by (i) acquiring or investing in newly developed mines; (ii) acquiring existing and operating mines; (iii) enhancing the operating efficiency and lowering the costs of its existing operations; (iv) increasing the sales of high quality coal and actively pursuing new geographical segments; and (v) developing its intensified coal processing business.

The terms of the Acquisition Agreement and the Purchase Price are fair and reasonable insofar as the Company and the Shareholders are concerned. The Board considers the terms of the Acquisition to be fair and reasonable and in the interests of the Shareholders as a whole for the following reasons:

(i)	the Acquisition and the control of the coal resources of Shanxi Tianchi are in line with the Company’s strategy of enhancing its principal business through acquiring existing and operating mines;

(ii)	the Acquisition is expected to increase the scale and the coal production of the Company;

(iii)	the Acquisition creates a platform for the Company to develop its business and exploit resources in Shanxi Province, an area rich in coal resources;

LETTER FROM THE BOARD

(iv)	the Acquisition will add high-quality coal to the reserves of the Company and will provide the opportunity for the Company to further exploit its LTCC technology;

(v)	the Shanxi Tianhao methanol project is a low-cost environmentally friendly project supported by the PRC government which diversifies the Company’s range of intensified coal processing products and is expected to enhance the competitiveness of the Company; and

(vi)	the Acquisition represents an efficient utilisation of the Company’s cash resources.

INFORMATION ON THE COMPANY AND THE CONTROLLING SHAREHOLDER

The Company is primarily engaged in underground coal mining, the preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-surphur coal, suitable for use as steam coal in large-scale power plants, as coal to be used with coking coal in metallurgical production and for use in pulverised coal injection.

The Controlling Shareholder is a State wholly-owned enterprise with a registered capital of RMB3,090.336 million (or equivalent to approximately HK$3,020.86 million) and is principally engaged in businesses such as coal production, building and building materials, chemical and machinery processing. As at the Latest Practicable Date, the Controlling Shareholder held 2,600,000,000 Shares of the Company, representing approximately 52.86% of the total share capital of the Company and is hence a connected person of the Company.

3. PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

The Board has proposed to include “production and sale of coal residual stones as construction material products” into the scope of business of the Company. As a result of the change in the scope of business of the Company, the Board at a Board meeting held on 18 August 2006 has proposed to make the corresponding amendment to the Articles of Association as follows:

Sub-paragraph 2 of Article 12 of the Articles of Association:

“The Company’s scope of business includes:

mining, selection and sale of coal; cargo transportation; production; sale and leasing of machinery equipment and spare parts and electrical products; sale of metal materials, chemical industrial products; sale of construction, wood, fuels, grease and rubber products; production and sale of other mining materials; production and sale of textile products; provision of integrated technological services relating to coal mining; real estate development coal mining areas; the provision of restaurant, housing and travel ser vices; the storage, loading and discharge of coal in ports; inland water transports; commodity logistics service; repair of ships.”

is proposed to be amended to:

“The Company’s scope of business includes:

mining, selection and sale of coal; cargo transportation; production; sale and leasing of machinery equipment and spare parts and electrical products; sale of metal

LETTER FROM THE BOARD

materials, chemical industrial products; sale of construction, wood, fuels, grease and rubber products; production and sale of other mining materials; production and sales of textile products; provision of integrated technological services relating to coal mining; real estate development coal mining areas; the provision of restaurant, housing and travel ser vices; the storage, loading and discharge of coal in ports; inland water transports; commodity logistics service; repair of ships; production and sale of coal residual stones as construction material products”

The proposed amendment to the Articles of Association is subject to the approval of the Shareholders by way of special resolution at the EGM.

4. RECOMMENDATIONS

The Independent Board Committee, having considered the interests of the Independent Shareholders and the advice of CLSA, considers that the terms of the Acquisition Agreement are fair and reasonable. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to approve the Acquisition Agreement and the steps required on the part of the Company to implement the Acquisition at the EGM.

The Board believes that the special resolution in respect of the proposed amendment to the Articles of Association to be put before the EGM is in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends you to vote in favour of the special resolution in respect of the proposed amendment to the Articles of Association to be proposed at the EGM.

5. EXTRAORDINARY GENERAL MEETING

The Acquisition is subject to the approval of the Independent Shareholders at the EGM to be convened and the Controlling Shareholder and its associates will abstain from voting on the ordinary resolution in respect of the Acquisition at the EGM.

As no Shareholder has any interest in the proposed amendment to the Articles of Association, no Shareholder will be required to abstain from voting on the relevant resolution at the EGM.

The Company will publish the relevant notice of extraordinary general meeting in the newspapers and dispatch the same to the shareholders of the Company in due course.

6. GENERAL

Your attention is drawn to the letter from CLSA on pages 21 to 38 and the further information set out in the Appendices.

Yours faithfully,

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin

Chairman of the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Registered office:
298 South Fushan Road
Zoucheng Shandong Province PRC
Postal Code: 273500

Principal place of business in Hong Kong:
Rooms 2608-10
26/F., The Center
99 Queen’s Road Central
Hong Kong

7 September 2006

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF 98% EQUITY INTERESTS IN SHANXI NENG HUA

We refer to the circular of the Company to the Shareholders dated 7 September 2006 (“Circular”), of which this letter for ms part. Terms defined therein shall have the same meanings when used in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the Acquisition is in the interests of the Company and whether the terms of the Acquisition Agreement are fair and reasonable.

CLSA has been appointed by the Company as the independent financial adviser to advise the Independent Board Committee regarding the terms of the Acquisition Agreement. Details of CLSA’s advice, together with the principal factors taken into consideration in arriving at such advice, are set out in its letter on pages 21 to 38.

Your attention is also drawn to the letter from the Board set out on pages 6 to 18 and the additional information set out in the Appendices.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the terms of the Acquisition Agreement and having considered the interests of the Independent Shareholders and the advice of CLSA, we consider that the terms of the Acquisition Agreement are fair and reasonable. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions approving the Acquisition Agreement and the steps required on the part of the Company to implement the Acquisition.

Yours faithfully,

Yanzhou Coal Mining Company Limited
Pu Hongjiu	Cui Jianmin
Wang Xiaojun	Wang Quanxi

Independent Board Committee

LETTER FROM CLSA

The following is the text of the letter of advice dated 7 September 2006 from CLSA to the Independent Board Committee and the Independent Shareholders in respect of the Acquisitions prepared for incorporation into this circular:

7 September 2006

To the Independent Board Committee

and the Independent Shareholders of Yanzhou Coal Mining Company Limited

Dear Sirs,

CONNECTED TRANSACTION

ACQUISITION OF 98% EQUITY INTEREST IN SHANXI NENG HUA

INTRODUCTION

We refer to our engagement pursuant to which CLSA Equity Capital Markets Limited (“CLSA”) has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Acquisition, details of which are contained in the circular dated 7 September 2006 (the “Circular”) issued by the Company to its Shareholders, is on normal commercial terms, in the ordinary and usual course of the business of the Group, and is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

This letter has been prepared for inclusion in the Circular. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Acquisition constitutes a connected transaction for the Company under the Hong Kong Listing Rules and, pursuant to the provisions thereof, is subject to, among other things, approval by the Independent Shareholders at the EGM.

In formulating our opinion with regard to the Acquisition, we have relied on the information, opinions and facts supplied, and representations made to us by the Directors and representatives of the Company (including those contained or referred to in the Circular). We have assumed that all such information, opinions, facts and representations, which have been provided to us by the Directors and representatives of the Company, and for which they are wholly responsible, are true and accurate in all material respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of dispatch of the Circular.

LETTER FROM CLSA

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Acquisition and to justify our recommendation, relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for our advice. It is not within our terms of reference to comment on the commercial feasibility of the Acquisition, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms and conditions of the Acquisition. Our opinion with regard to the terms and conditions thereof has been made on the assumption that all obligations to be performed by each of the parties to the Acquisition will be fully performed in accordance with the terms and conditions thereof. Further, we have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information, facts and representations provided, or the reasonableness of the opinions expressed, to us by the Company, its Directors and its representatives. We have not, however, made any independent verification of the information and facts provided, representations made or opinions expressed by the Company, its Directors and its representatives, nor have we conducted any form of independent investigation into the business affairs or assets and liabilities of the Company. Accordingly, we do not warrant the accuracy or completeness of any such information.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information publicly available to us, as of the date of this opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. As a result, circumstances could develop prior to completion of the Acquisition that, if known to us at the time we rendered our opinion, would have altered our opinion.

In addition, our opinion is also subject to the following qualifications:

a)	We are instructed to act as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition. As such, the scope of our review, and consequently, our opinion, is limited by reference to a financial point of view only and does not include any statement or opinion as to the merits or otherwise of the Acquisition from any other point of view;

b)	We do not express any opinion or statement as to whether any similar terms or transactions akin to the terms proposed for the Acquisition are or might be available from any independent third parties, nor as to whether any independent third parties might offer similar transactions;

c)	It is not possible to confirm whether or not the Acquisition is in the interests of each individual Independent Shareholder and each Independent Shareholder should consider his/her/its vote on the merits or otherwise of the Acquisition in light of his/ her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspectives offered in this letter) as well as his/her/its own investment objectives;

LETTER FROM CLSA

d)	In preparing this letter and in giving any opinion or advice, we have only had regard to the Acquisition and necessarily circumstances thereof in connection with the Acquisition only, and not in connection with any other business plan, strategy or transaction, past or present, with regard to the Company or the Group as a whole, which falls beyond the scope of our opinion in connection with the Acquisition;

e)	We express no opinion as to whether the Acquisition will be completed nor whether it will be successful;

f)	Nothing contained in this letter should be construed as us expressing any view as to the trading price or market trends of any securities of the Company at any particular time;

g)	Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities of the Company; and

h)	We were not requested to and did not provide advice concerning the structure, the specific amount of consideration, the timing, pricing, size, feasibility, or any other aspects of the Acquisition.

This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Acquisition and, except for its inclusion in the Circular and for references thereto in the letter from the Independent Board Committee set out in the Circular, is not to be quoted or refer red to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

CLSA is licensed by the Hong Kong Securities and Futures Commission to undertake Types 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO and we, together with our affiliates, provide a full range of investment banking and brokerage services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) for our own account and the accounts of customers. CLSA will receive a fee from the Company for rendering this opinion. The Company has also agreed to indemnify CLSA and certain related persons against liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration, inter alia, each of the following principal factors and reasons set out below. Our conclusions are based on the results of all analyses taken as a whole.

1. The Acquisition

On 21 August 2006, the Company announced that the Company had, on 18 August 2006, entered into the Acquisition Agreement with the Controlling Shareholder. Pursuant to the Acquisition Agreement, the Company conditionally agreed to purchase a 98% equity interest in Shanxi Neng Hua from the Controlling Shareholder. Pursuant to the Acquisition Agreement, the Purchase Price for the Acquisition has been deter mined to be RMB733.34 million (or

LETTER FROM CLSA

equivalent to approximately HK$716.85 million), which is based on the value of the 98% equity interest in Shanxi Neng Hua appraised by Zheng Yuan, an independent PRC valuer appointed by the Controlling Shareholder in consultation with the Company. As set out in the Circular, the Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms.

As set out in the Letter from the Board contained in the Circular, the Acquisition is subject to, among other conditions, the approval of the Independent Shareholders at the EGM to be convened. The Controlling Shareholder and its associates will abstain from voting at the EGM.

Details of the Acquisition are set out in the Letter from the Board.

2. Information on Shanxi Neng Hua

As described in the Letter from the Board, Shanxi Neng Hua was established on 9 January 2003 and has a registered capital of RMB600 million (or equivalent to approximately HK$586.51 million) which has been fully paid-up and verified. It is owned as to 98% by the Controlling Shareholder and as to 2% by Yankuang Lunan Chemical Fertilizer Factory , a wholly owned subsidiary of the Controlling Shareholder and principally engaged in the production of chemicals. The principal business of Shanxi Neng Hua, as stated in its business licence, is to invest in heat and electricity, manufacture and sale of mining machinery and engine products (excluding motor vehicles) and the development of integrated coal technology. Shanxi Neng Hua currently has no other business apart from its investment in the two subsidiaries, Shanxi Tianchi and Shanxi Tianhao, which are owned as to 81.31% and as to approximately 99.85% respectively by Shanxi Neng Hua. We understand from the Directors that, as Shanxi Tianchi is undergoing an expansion programme and Shanxi Tianhao is yet to complete its greenfield methanol production facility, Shanxi Neng Hua currently has no business in operation.

2.1 Shanxi Tianchi

The principal asset of Shanxi Tianchi is Tianchi Coal Mine. As stated in its business licence, the main business activity of Shanxi Tianchi is coal products processing. We understand from the Directors that upon the completion of an expansion programme at Tianchi Coal Mine designed to increase the annual mining capacity of Tianchi Coal Mine from 0.3 million tonnes to 1.2 million tonnes of raw coal and obtaining the relevant coal production permit, the Company will apply to add coal exploitation to its approved business scope as stated in its business licence. King & Wood, the Company’s PRC legal advisers, are of the view that there should not be any legal impediment for Shanxi Tianchi to amend its business licence to include coal exploitation as part of its permitted business activities.

As described in the Letter from the Board, Tianchi Coal Mine, which is an underground coal mine located within the Heshun coalfield in Shanxi Province, covers an area of approximately 20 square kms. The principal mineable target seam of Tianchi Coal Mine is seam #15, which has an average thickness of 4 to 5 metres. The main types of coal products of Tianchi Coal Mine include meager coal and anthracite coal. The coal products

LETTER FROM CLSA

of Tianchi Coal Mine are mainly for consumer use and power and gas generation. Minarco, an independent inter national firm of technical consultants engaged by the Company, has estimated Tianchi Coal Mine contains 30.7 million tonnes of Recoverable Reserves and 66.7 million tonnes of Infer red Coal Resources. Please also refer to the Letter from the Board contained in the Circular for the basis on which Minarco reached such estimation.

Tianchi Coal Mine is undergoing a capacity expansion programme and is therefore currently not in production. As set out in the Letter from the Board, approvals have been issued by the relevant government authorities, including the Shanxi Provincial DRC, to expand the annual production capacity of Tianchi Coal Mine from 0.3 million tonnes to 1.2 million tonnes of raw coal. The expansion programme commenced in 2004 and is expected to be completed in the fourth quarter of 2006, when for mal production is expected to resume. The total capital expenditure for the expansion program is currently estimated to be approximately RMB413 million (or equivalent to approximately HK$403.71 million), representing an increase of approximately RMB174 million (or equivalent to approximately HK$170.09 million) from the total expenditure originally estimated in the feasibility studies due principally to the additional investment in safety facilities and supplementary facilities, and a rise in construction costs and the cost of certain equipment over the course of the expansion programme. Of the estimated total investment of approximately RMB413 million (or equivalent to approximately HK$403.71 million), approximately RMB391 million (or equivalent to approximately HK$382.21 million) has been invested by 31 July 2006.

As stated in the Letter from the Board, Shanxi Tianchi was issued its current mining right permit in respect of Tianchi Coal Mine, which is valid for a period of four years expiring in January 2009, by the Shanxi Provincial Department of Land and Resources without being required to pay the relevant mining right fee. According to the Company’s PRC legal advisers, King & Wood, Shanxi Tianchi is lawfully entitled to mine the mining resources within the scope and period authorised by the current mining right permit and there should not be any legal impediment for Shanxi Tianchi to renew the mining right permit upon expiration in January 2009 and upon satisfaction of all the conditions required by the relevant mining right registration authorities. We also understand that the Shanxi Provincial Government has recently promulgated the Notice to Renew Mining right permits for the Implementation of Coal Mine Consolidation and Compensated Utilization of Coal Resources (the “Notice”). Pursuant to the Notice, each coal mine located in Shanxi Province will need to be confirmed as a “retained coal mine” first and subsequently renew its relevant mining right permit subject to having made payment of relevant mining rights fees. It is expected that all coal mines located in Shanxi Province that are confirmed as retained coal mines, organized by their relevant local government agencies, will renew their relevant mining right permits by the end of November 2006. As advised by the Company, Tianchi Coal Mine so far has not received notice from the relevant local government to pay the relevant mining rights fees or to renew its mining right permit in accordance with the Notice and the Company does not have a definite timetable as to when Tianchi Coal Mine will have to have its mining right permit renewed.

LETTER FROM CLSA

The value of the mining rights has been deter mined by Beijing Headman, an independent State-approved appraiser, at RMB167.98 million (or equivalent to HK$164.20 million). Under the Acquisition Agreement, the Controlling Shareholder has represented that there is no material impediment for Shanxi Tianchi to renew the mining right permit with respect to Tianchi Coal Mine pursuant to the Notice. The Controlling Shareholder has also undertaken to the Company, among others, to use its best endeavours to procure the renewal of the mining right permit upon its expiry in January 2009 and to compensate the Company or Shanxi Tianchi for any relevant loss or damages in the event the mining right permit becomes invalid before January 2009 or is unable to be extended upon its expiry in January 2009 as a result of the non payment of the mining right fee. The Controlling Shareholder has further undertaken to compensate the Company or pay to the relevant regulatory authorities on behalf of the Company, if the relevant authorities request for payment of the mining right fee, an amount equal to 79.68% (equal to the effective equity interest in Shanxi Tianchi that the Company has agreed to acquire from the Controlling Shareholder pursuant to the Acquisition Agreement) of such requested fee, subject to a maximum payment of RMB133.85 million (or equivalent to approximately HK$130.84 million), being 79.68% of the valuation derived by Beijing Headman for such mining right.

The coal production permit held by Shanxi Tianchi expired in December 2004. As Shanxi Tianchi is currently under expansion and not in production, it may only apply for a new coal production permit after the expansion has been completed. Shanxi Tianchi is expected to obtain the coal production permit after the completion of a pre-production safety test to test compliance with the relevant technical, safety and environmental regulations. The Company’s PRC legal advisers, King & Wood, are of the view that after the completion of the expansion, there should not be any legal impediment for Shanxi Tianchi to obtain the coal production permit upon the completion of a pre-production safety test and subject to compliance with the relevant technical, safety and environmental regulations. In the Acquisition Agreement, the Controlling Shareholder has undertaken to the Company, among others, to indemnify the Company for any loss or damage or related reasonable expenses it may suffer or incur as result of Shanxi Tianchi failing to obtain the coal production permit after the completion of the expansion programme if such failure is related to problems in the original design, construction and execution of the expansion programme.

The main mining method to be adopted at Tianchi Coal Mine is the LTCC mining method, in order to enhance the production capacity and efficiency of Tianchi Coal Mine. The current mining right permit of Shanxi Tianchi stipulates a coal production scale of 1.2 million tonnes per annum. As set out in the Letter from the Board, the actual production of the coal mine can be gradually increased to approximately 2.1 million tonnes per annum upon completion of the expansion program. As advised by King & Wood, the Company’s PRC legal advisers, Tianchi Coal Mine can produce 2.1 million tonnes of raw coal per annum subject to Shanxi Tianchi succeeding in obtaining a coal production permit with such production scale approved by (Shanxi Provincial Coal Industry Bureau). King & Wood is of the view that there is no legal impediment for Shanxi Tianchi to obtain such coal production permit. Based on the recoverable reserves of 30.7 million tonnes and production of 2.1 million tonnes per annum, the projected mine life of Tianchi Coal Mine is more than 14 years and, if additional Indicated Coal Resources are identified and should the Inferred Coal Resources be upgraded to Indicated Coal Resources following further exploration, the projected mine life may then be significantly extended.

LETTER FROM CLSA

As stated in the Letter from the Board, Shanxi Tianchi is in the process of applying for the granted land use right certificates of certain parcels of land, and building ownership certificates of certain buildings, as well as construction approvals for certain construction-in-progress at Tianchi Coal Mine. We note from the Circular that the Board is of the view that such approvals and the application required are in the normal course of business for construction projects of this nature. We also note that the Company’s PRC legal advisers, King & Wood, are of the view that there should not be any legal impediment for Shanxi Tianchi to obtain the relevant land use right certificates, building ownership certificates and construction approvals in relation to such land, buildings and construction-in-progress. The Directors have advised that those unpaid costs related to obtaining such land use right certificates, building ownership certificates and construction approvals are not expected to be significant and will be financed by the internal cash resources of Shanxi Tianchi.

2.2 Shanxi Tianhao

Shanxi Tianhao was established to engage in the production of methanol and other chemical products, and coke production, exploration and sales. We understand from the Directors that the principal operations of Shanxi Tianhao are to construct and thereafter operate a methanol production facility with annual capacity of 100,000 tonnes of methanol.

As stated in the Letter from the Board, construction of the methanol production facilities by Shanxi Tianhao commenced in March 2006 and is expected be completed in July 2007. As stated in the Letter from the Board, the Shanxi Provincial DRC has approved the construction of the methanol project of Shanxi Tianhao and the commencement of production of the methanol facilities is subject to final approvals by the relevant regulatory authorities including, among others, the environmental bureau. We were advised by King & Wood, the Company’s PRC legal advisers, that there should be no legal impediment for Shanxi Tianhao to obtain those final approvals by the relevant regulatory authorities to commence production upon completion of its methanol facilities. The facilities are located approximately 1.5km east of Wutong Town in Xiaoyi City in Shanxi province. Xiaoyi City has abundant coking coal resources, which can produce coke oven gas, the raw material used to produce methanol, which is an essential ingredient in the production of a variety of pharmaceutical and chemical products and can also be mixed with petroleum to be used as car fuel.

Shanxi Tianhao’s methanol production facilities have a planned capacity of 100,000 tonnes of methanol per annum and involve an estimated total investment of about RMB509 million (or equivalent to approximately HK$497.56 million), of which about RMB131 million (or equivalent to approximately HK$128.05 million) has been invested by 31 July 2006. The balance of approximately RMB378 million (or equivalent to approximately HK$369.50 million) is expected to be financed through a combination of internal resources and bank borrowings of Shanxi Neng Hua and Shanxi Tianhao. Shanxi Tianhao has already entered into a legally-binding agreement to acquire technology use rights and it has also star ted negotiations with relevant par ties for the supply of raw materials.

LETTER FROM CLSA

We note from the Circular that the Company is of the view that the advantages of the methanol project of Shanxi Tianhao include the following:

a)	the abundant supply of coke oven gas in Shanxi Province lowers the cost of production;

b)	the market potential for methanol, a raw material used in a variety of pharmaceutical and chemical products and an alter native fuel for motor vehicles, is expected to be favourable for the foreseeable future;

c)	the methanol project is a low-cost environmentally friendly project supported by the PRC government as the usage of coke oven gas as a raw material alleviates the environmental problems associated with the discharge of coke oven gas; and

d)	the methanol project will adopt proven, reliable and advanced technologies and equipment, thereby ensuring a high probability of success.

As described in the Letter from the Board, land with a total site area of 118,046 sq. m. occupied by Shanxi Tianhao for the methanol project is collectively-owned land designated for industrial use and a collectively-owned land use right certificate was issued in favour of Shanxi Tianhao for a term of 5 years from April 2005. We understand from the Directors that the costs related to obtaining such land use right will amount to approximately RMB20 million (or equivalent to approximately HK$19.55 million), which was estimated by the Controlling Shareholder based on its previous discussion with the Shanxi Provincial Department of Land and Resources and by reference to the premium payable for similar land located at the vicinity of Xiaoyi City of Shanxi Province. The Directors further advised that such costs will be financed by the internal cash resources of Shanxi Tianhao. The Company’s PRC legal advisers, King & Wood, are of the view that according to the prevailing PRC laws and regulations, there should be no legal impediment for Shanxi Tianhao in obtaining the granted land use rights upon completion of land requisite procedures.

3. Rationale for the Acquisition

As stated in the Letter from the Board, the Company’s strategy is to sustain long-term earnings growth by (i) acquiring or investing in newly developed mines; (ii) acquiring existing and operating mines; (iii) enhancing the operating efficiency and lowering the cost of its operations and (iv) increasing sales of high quality coal and actively pursuing new geographical segments; (v) developing its intensified processed coal business.

We have noted from the Circular that the Board considers that the Acquisition is in the interests of the Company due to the following:

I.	the Acquisition and the control of the coal resources of Shanxi Tianchi are in line with the Company’s strategy of enhancing its principal business through acquiring existing and operating mines;

II.	the Acquisition is expected to increase the production scale of the Company;

III.	the Acquisition creates a platform for the Company to develop its business and exploit resources in Shanxi Province, an area rich in resources;

LETTER FROM CLSA

IV.	the Acquisition will add high-quality coal to the reserves of the Company and will provide an opportunity for the Company to further exploit its LTCC technology;

V.	the Shanxi Tianhao methanol project is a low-cost environmentally friendly project supported by the PRC government which diversifies the Company’s range of intensified coal processing products and is expected to enhance the competitiveness of the Company; and

VI.	the Acquisition represents an efficient utilisation of the Company’s cash resources.

4. Basis of Consideration

As stated in the Letter from the Board contained in the Circular, the Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. The Purchase Price, which is based on the valuation of the 98% equity interest in Shanxi Neng Hua as conducted by Zheng Yuan in accordance with the relevant requirements for asset appraisal in the PRC and mainly using the cost method, is approximately RMB733.34 million or approximately HK$716.85 million. Zheng Yuan is an independent PRC valuer appointed by the Controlling Shareholder in consultation with the Company.

As at the Valuation Date, the equity value of Shanxi Nenghua audited by China Rightson based on generally accepted accounting principles in the PRC (“PRC GAAP”) is approximately RMB591.056 million (or equivalent to approximately HK$577.77 million). The Purchase Price represents 126.60% of the equity value attributable to the 98% equity interest in Shanxi Neng Hua audited by China Rightson based on PRC GAAP. We note that the appraised value of Shanxi Nenghua’s total equity by Zheng Yuan, being approximately RMB748.31 million (or equivalent to approximately HK$731.49 million), is RMB157.25 million (or equivalent to approximately HK$146.88 million) higher than the equity value of Shanxi Neng Hua audited by China Rightson based on PRC GAAP. As stated in the Circular, the difference is mainly attributable to the fact that the value of Tianchi Coal Mine’s mining rights, which have been valued at approximately RMB167.98 million (or equivalent to approximately HK$164.20 million) by Beijing Headmen, are not included in Shanxi Neng Hua’s audited accounts based on PRC GAAP.

The Board believes that the terms of the Acquisition Agreement and the Purchase Price are fair and reasonable insofar as the Company and the Shareholders are concerned.

5. Conditions Precedent and Completion of the Acquisition

As stated in the Letter from the Board, completion of the Acquisition will be subject to the fulfillment of the following conditions:

(a)	the proper execution of the Acquisition Agreement by the parties;

(b)	all necessary approvals having been obtained by the Company and the Controlling Shareholder for the execution of the Acquisition Agreement and all ancillary documents, including without limitation:

(i)	approvals by the respective board of directors of the Company and the Controlling Shareholder;

LETTER FROM CLSA

(ii)	approval of the Acquisition by the Independent Shareholders of the Company at the EGM;

(iii)	completion of the relevant legal procedures for transfer of the State-owned assets by the Controlling Shareholder and confirmation that the Company is the authorised purchaser of the 98% equity interest in Shanxi Neng Hua in accordance with relevant laws; and

(iv)	approvals (if any) by the relevant PRC authorities (including without limitation the approval by the relevant authorities governing the transfer of State-owned assets) in respect of the Acquisition;

(c)	there being no material adverse change in the business operations of Shanxi Neng Hua and its subsidiaries, Shanxi Tianchi and Shanxi Tianhao, as at the Effective Date; and

(d)	all of the representations, warranties and undertakings by the Controlling Shareholder and the Company under the Acquisition Agreement remaining true, accurate, complete and effective on the Effective Date.

Within 10 business days from the Effective Date, the par ties shall apply for the registration of the transfer of the 98% equity interest in Shanxi Neng Hua in favour of the Company.

Pursuant to the Acquisition Agreement, the Transfer Date shall be the date of effective registration of the 98% equity interest in Shanxi Neng Hua in favour of the Company provided that the Transfer Date shall not be later than 31 December 2006 or such other later date as may be agreed between the parties in writing. Upon completion of the transfer of the equity interest, the Company shall become the owner of the 98% equity interest in Shanxi Neng Hua and will be legally entitled to all rights or be liable for all the economic gains or losses, as the case may be, associated with such equity interest from the Valuation Date to the Transfer Date.

6. Payment Arrangement for the Acquisition

As disclosed in the Letter from the Board, pursuant to the Acquisition Agreement, within 10 business days from the Transfer Date, the Company shall pay to the Controlling Shareholder the Purchase Price of RMB733.34 million (or equivalent to approximately HK$716.85 million).

7. Financial Impact of the Acquisition

As disclosed in the Letter from the Board, the Purchase Price is intended to be funded by the Company’s existing cash balance. Based on the unaudited interim report publicly released by the Company, the Company had a cash balance of approximately RMB6,582 million (or equivalent to approximately HK$6,434 million) as at 30 June 2006.

LETTER FROM CLSA

As described in the Letter from the Board, Tianchi Coal Mine is expected to commence formal production in the fourth quarter of 2006 and its production will gradually increase to 2.1 million tonnes of raw coal per annum. The proposed methanol project of Shanxi Tianhao, which is estimated to commence operation in July 2007 and to gradually increase production to 100,000 tonnes of methanol per annum, will diversify the existing coal-based chemical product range of the Company.

Prior to the Acquisition, the Company’s total assets and total liabilities, based on the audited consolidated balance sheet as of 31 December 2005 prepared in accordance with IFRS, were RMB21,254.44 million (or equivalent to approximately HK$20,776.58 million) and RMB3,607.14 million (or equivalent to approximately HK$3,526.04 million) respectively. Only for illustration purposes due to the differences in accounting standards, the Directors estimate that the total assets and total liabilities of the Company are expected to increase by approximately RMB249 million (or equivalent to approximately HK$243.40 million) and RMB219 million (or equivalent to approximately HK$214.08 million) respectively following the Acquisition, based on the audited accounts of Shanxi Nenghua prepared by China Rightson in accordance with PRC GAAP as at the Valuation Date, assuming the Company pays the consideration in cash within 10 business days from the Transfer Date.

As stated in the Letter from the Board, Shanxi Neng Hua is not expected to generate any profit in 2006. However, the Board believes that the revenue and profitability of the Group will be enhanced as a result of the Acquisition assuming that there is no material change in the economic or market conditions in the PRC. Please refer to the Letter from the Board contained in the Circular for details relating to the various factors that the Directors have taken into consideration in assessing the financial impact of the Acquisition.

8. Valuation of the Acquisition

In arriving at our opinion as to whether the proposed Acquisition is fair and reasonable and in the interests of the Company and the Shareholders as a whole, we have analyzed the Purchase Price using three valuation methodologies: (1) the comparable transaction analysis (see section 8.1 below), (2) the comparable company trading analysis (see section 8.2 below) and (3) analysis of recent asset injections and connected transactions of Chinese companies that are listed in Hong Kong (see section 8.3 below).

We have used three valuation multiples for our analysis, namely Price to Book Ratio, Price to Production Ratio and Price to Recoverable Reserve Ratio. Other popular valuation multiples, including P/E Ratio and Price/EBITDA Ratio, are not used in our analysis because Shanxi Neng Hua has no business currently in operation. Given that the Price to Book valuation of the Acquisition is based on the audited accounts of Shanxi Neng Hua prepared in accordance with PRC GAAP and there may be significant differences between the PRC GAAP and the accounting principles adopted by those comparable companies or those companies analysed in the context of those comparable transactions, the Price to Book Ratio of the transaction may not be as meaningful as it otherwise would have been when compared to those of comparable companies or comparable transactions analysed in section 8.1 and section 8.2. As such, we have also included the Price to PRC Appraised Value ratio analysis of some recent asset injection and connected transactions of Chinese companies listed in Hong Kong in section 8.3.

LETTER FROM CLSA

Listed below are calculations of the three valuation multiples aforementioned, based on information contained in the Circular:

		Price to Book Ratio[1]	Price to Production Ratio[1]	Price to Recoverable Reserve Ratio[1]
			(US$mm/tonne)	(US$mm/tonne)
Numerator	In Local Currency	RMB733.34 million	RMB733.34 million	RMB733.34 million

	In US Dollars[6]		US$91.66 million	US$91.66 million

Denominator		RMB579.23 million[2]	Approximately 0.956 million tonnes per annum[3] tonnes[5]	Approximately 24.46 million

Multiple implied by the Purchase Price		1.27x	95.88x4	3.75x

Notes:

1.	Price refers to the Purchase Price in relation to the Acquisition.
2.	Based on (i) the net asset value of Shanxi Neng Hua as at 28 February 2006, as audited by China Rightson in accordance with PRC GAAP; and (ii) the equity interest of 98% in Shanxi Neng Hua that is to be acquired by the Company from the Controlling Shareholder.
3.	Based on (i) the annual coal production of 1.2 million tonnes currently permitted under Shanxi Tianchi’s existing mining right permit, which is also equivalent to the designed capacity of Shanxi Tianchi upon completion of the expansion programme; and (ii) the 79.68% effective equity interest in Shanxi Tianchi that is to be acquired by the Company from the Controlling Shareholder.
4.	Assuming Shanxi Tianchi would obtain all relevant approvals or permits, including the coal production permit, to gradually increase its actual coal production to the maximum level that is allowed under the cur rent expansion programme upon its completion, which is 2.1 million tonnes of raw coal per annum, and using 2.1 million tonnes annual production as the basis for calculation, the implied Price to Production Ratio of the Acquisition would have been 54.79x.
5.	Based on (i) the recoverable coal reserve of 30.7 million tonnes that was assessed by Minarco; and (ii) the 79.68% effective equity interest in Shanxi Tianchi that is to be acquired by the Company from the Controlling Shareholder.
6.	An exchange rate of RMB 8.00=US$1.00 has been used.

In the analysis of certain implied valuation multiples for the Acquisition, such as the Price to Production Ratio and the Price to Recoverable Reserve Ratio, we have taken a conservative approach towards Shanxi Tianhao. In particular, we have calculated relevant multiples on the basis that the aggregate Purchase Price of RMB733.34 million (or equivalent to approximately HK$716.85 million) would be paid to acquire the recoverable coal reserves and coal production capacities of Shanxi Tianchi, with the underlying assumption of assigning zero value to Shanxi Tianhao. Shanxi Tianhao currently is still a green-field project with total investment to date of approximately RMB131 million (or equivalent to approximately HK$128.05 million) as at 31 July 2006 as advised by the Directors. We note from the Circular that the Company is of the view that Shanxi Tianhao’s methanol project has many advantages and we understand that it is a commercial decision for the Company to decide whether to proceed with the project.

LETTER FROM CLSA

8.1 Comparable Transaction Analysis

Set out below are details of a number of recent acquisitions within the coal mining industry with a transaction value of US$50m or above announced since 2004 during which year both international and Chinese domestic coal prices started to rally substantially. These transactions have been selected as they are the most recent acquisitions involving a sale and purchase of coal mine interests for which information is publicly available to us. Although there have been a number of acquisitions with a transaction value below US$50 million since 2004, we are of the opinion that these transactions are too small to be meaningful for comparable analysis purposes.

Target name	Target nation	Date transaction announced	Percentage of interest acquired	Value of transaction		Attributable annual production	Price to Production Ratio
				(US$’m)		(M tonnes)	(US$/tonne)
RAG American Coal	United States	2/16/2004	100.0	1,277.3		65.5	19.5
PT Berau Coal	Indonesia	4/15/2004	60.0	70.0	[1]	4.4	15.9
Horizon Natural Resources	United States	8/17/2004	100.0	786.0		12.0	65.3
White Mining Ltd	Australia	10/26/2004	100.0	134.7	[2]	1.6	84.2
Nicewonder Coal	United States	9/26/2005	100.0	316.2		4.3	73.5

Mean							51.7
Median							65.28

Source: Bloomberg, Thomson Financial and various corporate filings

Notes:

1.	For comparison purposes only, an exchange rate of IDR8,440=US$1.00 has been used.
2.	For comparison purposes only, an exchange rate of AUD1.77=US$1.00 has been used.

From the table above, we can see that the mean and median Price to Production Ratio of the comparable transactions since 2004, are 51.7x and 65.28x respectively. The implied Price to Production Ratio of the Acquisition, being 95.88x as calculated above, is higher than the mean and median of the Price to Production Ratio of the comparable transactions since 2004 respectively. The Price to Production Ratio of the Acquisition (95.88x) is calculated based on an annual production of 1.2 million tonnes as limited by the current mining permit.

Assuming Shanxi Tianchi would obtain all relevant approvals or permits to gradually increase its actual coal production to the maximum level that is allowed under the current expansion programme upon its completion, which is 2.1 million tonnes of raw coal per annum, and using 2.1 million tonnes annual production as the basis to calculate the implied Price to Production Ratio of the Acquisition, the relevant ratio would have been 54.79x, which is slightly higher than the mean but compares favourably with the median of the Price to Production Ratio of the comparable transactions since 2004 respectively.

LETTER FROM CLSA

8.2 Comparable Company Trading Analysis

Set out below are details of comparable listed companies globally that are engaged in the coal mining business.

Major International Coal Stocks

Company	Country	Market Cap	Financial Year End	Price to Book Ratio		Annual Production	Recoverable Reserves	Price/ Production		Price/ Recoverable Reserves
		(US$ million)				(million tonnes)	(million tonnes)	(x)
(x) COAL & ALLIED IN	AUSTRALIA	5,271	Dec	8.4	x	28.7	1,560.7	183.7X		3.4X
MACARTHUR COAL	AUSTRALIA	718	June	3.7	x	5.1	296.0	140.7X		2.4X
CHINA SHENHUA-H	CHINA	32,563	Dec	4.4	x	121.4	6,223.9	268.2X		5.2X
YANZHOU COAL-H	CHINA	3,807	Dec	1.7	x	34.7	Not disclosed	109.8X
n/a XSTRATA PLC	SWITZERLAND	30,558	Dec	2.1	x	61.8	Not disclosed	494.5X
n/a BANPU PUB CO LTD	THAILAND	1,018	Dec	1.8	x	15.0	300.8	67.8X		3.4X
PEABODY ENERGY	UNITED STATES	11,606	Dec	5.1	x	213.0	9,768.0	54.5X		1.2X
CONSOL ENERGY	UNITED STATES	6,749	Dec	5.5	x	69.1	4,546.0	97.6X		1.5X
ARCH COAL INC	UNITED STATES	4,669	Dec	3.7	x	not disclosed	3,076.0	n/a		1.5X

High				8.4	x	213.0	9,768.0	494.5	x	5.2	x
Low				1.7	x	5.1	296.0	54.5	x	1.2	x
Median				3.7	x	48.2	3,076.0	125.3	x	2.4	x
Mean				4.0	x	68.6	3,681.6	177.1	x	2.7	x

Source: Bloomberg, 4 September, 2006

Note: For the purpose of comparison only:

(i)	Price refers to market capitalisation as at Latest Practicable Date
(ii)	The median or average information is included for the convenience of the reader only and do not necessarily represent the actual country or regional averages if other coal mining companies are included.

From the table above, we can see that the median and mean Price to Book Ratio of the comparable trading companies are 3.7x and 4.0x respectively. The implied Price to Book Ratio of the Acquisition, being 1.27x as calculated above, compares favourably with the median and mean Price to Book Ratio of the comparable trading companies. However, as mentioned above, given that the Company’s book value based on which the implied price to book ratio of the Acquisition was calculated was extracted from financial information prepared in accordance with PRC GAAP and audited by PRC qualified public accountants, the comparison of price to book ratios would not be as meaningful as they otherwise would be due to differences in accounting principles applicable to Shanxi Neng Hua and those applicable to the other comparable trading companies.

From the table above, we can see that the median and mean Price to Production Ratio of the comparable trading companies are 125.3x and 177.1x respectively. The implied Price to Production Ratio of the Acquisition, of 95.88x as calculated above, compares favourably with the median and mean Price to Production Ratio of the comparable trading companies.

LETTER FROM CLSA

Also from the table above, we can see that the median and mean Price to Recoverable Reserves Ratio of the comparable trading companies are 2.4x and 2.7x respectively. The implied Price to Recoverable Reserves Ratio of the Acquisition, which is 3.75x as calculated above, is higher than the median and mean Price to Recoverable Reserves Ratio of the comparable trading companies. As the coal mine to be acquired is located in Mainland China, we have also attempted to consider the Price to Recoverable Reserves Ratio of Chinese coal companies, i.e., Yanzhou Coal and China Shenhua as shown in the above table, which we believe are most comparable in the context of the Acquisition. The Price to Recoverable Reserves Ratio of Yanzhou Coal, i.e., the Company, is not publicly available. The Price to Recoverable Reserves Ratio of China Shenhua currently stands at 5.2x. The implied Price to Recoverable Reserves Ratio of the Acquisition compares favourably with that of China Shenhua.

8.3 Valuation Analysis of Selected Asset Injections & Connected Transactions of Chinese Companies Listed in Hong Kong

As stated in the circular, the Purchase Price for the 98% of the equity interest in Shanxi Neng Hua is RMB733.34 million (or equivalent to approximately HK$716.85 million), calculated at 98% of the total net asset value of Shanxi Neng Hua as assessed by Zheng Yuan, a State-approved independent PRC valuer appointed by the Controlling Shareholder. This represents a price to appraised value ratio of 1x. The Acquisition will be subject to the Interim Measures on the Management of Transfer of the State-owned Property Rights of Enter prises (the “Interim Measures”) effective from 1 February 2004, which require that the consideration for the transfer of State-owned shares shall be based on the value appraised by a qualified valuer which shall further be endorsed by or filed with the relevant PRC government regulatory bodies (in the case of the Acquisition, the Provincial SASAC). Should the consideration for a transfer be below 90% of the appraised value, the transaction cannot proceed without prior consent from the relevant PRC authorities. The Purchase Price, which is based on the appraised value, is in line with our understanding of the above PRC regulation.

Set out below is a list of certain asset injection transactions involving Chinese State- owned parent companies and their Hong Kong-listed subsidiaries where sufficient data is publicly available. We included the following recently completed transactions involving industries such as coal, energy and infrastructure where the assets being acquired are of a capital intensive nature and which we believe are representative of acquisitions from Chinese State-owned parent companies involving State-owned assets and thus subject to the Interim Measures. As the table suggests, the price to appraised value ratio of the Acquisition is in line with those of these transactions.

LETTER FROM CLSA

Certain Asset Injections and Connected Transactions of

Chinese Companies Listed in Hong Kong

Date of Announcement	Seller	Buyer	Target	Price to PRC Appraised Value
				(times)
13 Mar. 2006	Beijing Guohua Power Co. Limited	China Shenhua Energy Company Limited	70% equity interest in Jinjie Energy Corporation, which engages in coal production and power generation in Shaanxi Province	1.00

10 Jun. 2005	China Power Development Limited	China Power International Development Limited	100% of Tianze Development Limited, which owns 100% of Shentou I Power Plant	1.12

28 Apr. 2005	Yankuang Corporation Group Limited	Yanzhou Coal Mining Company Limited	95.67% equity interest in Heze Neng Hua	1.00

15 Nov. 2004	Guangzhou Railway Group Yang Cheng Railway Company	Guangshen Railway	The railway transportation business between Guangzhou and Pingshi operated by the seller and all the assets and liabilities related to the business	1.00

12 Nov. 2004	China Southern Air Holding Company	China Southern Airlines Company	Certain airline operations, assets and properties of Northern Airlines Group and Xinjiang Airlines Group	1.00

1 Nov. 2004	Sinopec Group and its subsidiaries	Sinopec Corp.	Petrochemical, catalyst and gas station assets from Sinopec Group and its subsidiaries	1.09

26 Oct. 2004	Huaneng Group	Huaneng Power International	60% shares of Sichuan Hydro Power and 65% of Pingliang Power Plant	1.01

Median:				1.00
Mean:				1.03

Sources: Company circulars/announcements published on the Hong Kong Stock Exchange website

Based on the above, the purchase price is in line with the median and mean valuation of recent connected transactions involving asset injections into Chinese companies listed in Hong Kong in terms of Price to PRC Appraised Value Ratio.

LETTER FROM CLSA

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following in arriving at our conclusion:

a)	the Board’s view that the Acquisition is in line with the Company’s strategy to sustain long-term ear nings growth by, among others, acquiring or investing in newly developed mines, increasing sales of high quality coal and actively pursuing new geographical segments;

b)	the representation made by the Board that (i) the Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms, and (ii) the terms of the Acquisition Agreement and the Purchase Price are fair and reasonable insofar as the Company and the Shareholders are concerned;

c)	the valuation of the Acquisition (i) is, as discussed in section 8.1 of this letter, slightly higher than the mean but compares favourably with the median of the Price to Production Ratio of the comparable transactions respectively assuming the Company succeeds in obtaining a coal production permit to produce 2.1 million tonnes of raw coal per annum, (ii) is, as discussed in section 8.2 of this letter, well below the mean valuation of listed major international coal mining companies in terms of Price to Book Ratio and Price to Production Ratio, and compares favourably with China Shenhua (the closest comparable company for the Acquisition in terms of geographical market where data of recoverable reserves is publicly available) in terms of the Price to Recoverable Reserves Ratio (we note, however, that the valuation of the Acquisition is higher than the mean and median valuation of listed major inter national coal mining companies in terms of the Price to Recoverable Reserves Ratio), and (iii) is, as discussed in section 8.3 of this letter, in line with the mean and median valuation of recent connected transactions involving asset injections into Chinese companies listed in Hong Kong in terms of Price to PRC Appraised Value Ratio;

d)	the Company has the right to terminate the Acquisition Agreement if, among other things, a material adverse change takes place in the business operations of Shanxi Neng Hua or either of its subsidiaries, Shanxi Tianchi and Shanxi Tianhao, prior to the Transfer Date; and

e)	the Acquisition Agreement includes representations, warranties and undertakings by the Controlling Shareholder in favour of the Company; if such representations, warranties and undertakings fail to be true, accurate, complete or effective on the Transfer Date, the Company shall have the right to terminate the Acquisition Agreement.

LETTER FROM CLSA

RECOMMENDATION

Having considered all the above principal factors and reasons, we consider as the date hereof that:

a)	the terms of the Acquisition are, from a financial point of view, on normal commercial terms, that is, that they are on terms which the Company could obtain if the Acquisition were on an arm’s length basis or on terms no less favourable to the Company than terms available to or from independent third parties (although we express no opinion as to whether any such terms would be available from any independent third parties);

b)	the Acquisition is, from a financial point of view, entered into in the ordinary and usual course of the business of the Company, that is, entered into as part of the existing principal activities of the Company; and

c)	the terms of the Acquisition are, solely from a financial point of view, fair and reasonable and in the interests of the Company and its Shareholders (including the Independent Shareholders) as a whole.

Accordingly, we would advise the Independent Board Committee to recommend to the Independent Shareholders to vote in favour of the Acquisition at the EGM.

This letter is provided to the Independent Board Committee and the Independent Shareholders of the Company in connection with and for the purposes of their evaluation of the Acquisition. The opinion contained in this letter is intended to provide only one of the bases on which the Independent Board Committee may make their recommendation to the Independent Shareholders on how to vote, and on which the Independent Shareholders may decide how to vote, in respect of the Acquisition. In the event of inconsistency, the English text of this letter shall prevail over the Chinese text. This letter may not be disclosed, refer red to, or communicated (in whole or part) to any third party for any purpose whatsoever except with our prior written approval. This letter may be reproduced in full in the Circular but may not otherwise be disclosed publicly in any manner without our prior written approval.

Yours faithfully, For and on behalf of
CLSA Equity Capital Markets Limited
Robert Reid
Managing Director

APPENDIX I	PROPERTY VALUATION

The following is the text of a letter, summary of values and valuation certificates, prepared for the purpose of providing additional information to the Shareholders received from Sallmanns (Far East) Limited, an independent valuer, in connection with its valuation as at 28 February 2006 of the property interests held and occupied by Shanxi Tianchi and Shanxi Tianhao.

Corporate valuation and consultancy www.sallmanns.com	22nd Floor Siu On Centre 188 Lockhart Road Wanchai, Hong Kong Tel: (852) 2169 6000 Fax: (852) 2528 5079

7 September 2006

The Directors

Yanzhou Coal Mining Company Limited

298 South Fushan Road

Zoucheng

Shandong Province

The PRC

Dear Sirs,

Yanzhou Coal Mining Company Limited (the “Company”) intends to acquire from Yankuang Group Corporation Limited (the “Controlling Shareholder”) 98% equity interest in Yankuang Shanxi Nenghua Company Limited (“Shanxi Neng Hua”). In accordance with your instructions to value the property interests which are currently held and occupied by Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”), the 81.31% owned and 99.85% owned subsidiaries of Shanxi Neng Hua respectively, we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital values of the property interests as at 28 February 2006 (the “date of valuation”).

Our valuations of the property interests represent the market value which we would define as intended to mean “the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion”.

Due to the nature of the buildings and structures of property no.1 in Group I in the PRC, there are no market sales comparables readily available, the property interest has been valued on the basis of its depreciated replacement cost.

Depreciated replacement cost is defined as “the current cost of replacement (reproduction) of a property less deductions for physical deterioration and all relevant forms of obsolescence and optimization.” It is based on an estimate of the Market Value for the existing use of the

APPENDIX I	PROPERTY VALUATION

land, plus the current cost of replacement (reproduction) of the improvements, less deductions for physical deterioration and all relevant for ms of obsolescence and optimization. The depreciated replacement costs of the property interests are subject to adequate profitability of the concerned business.

In valuing portion of property no.1 in Group I and property no.2 in Group II, which are currently under construction, we have assumed that they will be developed and completed in accordance with their latest development proposal provided to us by the Controlling Shareholder, Shanxi Neng Hua and Shanxi Tianhao and will obtain all the necessary construction approvals without paying any additional premium. In arriving at our opinion of value, we have taken into account the construction costs and professional fees relevant to the stage of construction as at the date of valuation and the remainder of the costs and fees to be expended to complete the development.

Our valuations have been made on the assumption that the seller sells the property interests in the market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which could serve to affect the values of the property interests.

No allowance has been made in our report for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect their values.

In valuing the property interests, we have complied with all the requirements contained in Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited; the RICS Appraisal and Valuation Standards (5th Edition May 2003) published by the Royal Institution of Chartered Surveyors; and the HKIS Valuation Standards on Properties (1st Edition January 2005) published by the Hong Kong Institute of Surveyors.

We have relied to a very considerable extent on the information given by the Controlling Shareholder, Shanxi Neng Hua, Shanxi Tianchi and Shanxi Tianhao and have accepted advice given to us on such matters as tenure, planning approvals, statutory notices, easements, particulars of occupancy, lettings, and all other relevant matters.

We have been shown copies of various title documents including State-owned Land Use Right Certificates, Building Ownership Certificates and official plans relating to the property interests and have made relevant enquiries. Where possible, we have examined the original documents to verify the existing titles to the property interests in the PRC and any material encumbrances that might be attached to the property interests or any lease amendments. We have relied considerably on the advice given by the Company’s PRC legal advisers – King & Wood, concerning the validity of the titles of Shanxi Tianchi and Shanxi Tianhao to the property interests.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

APPENDIX I	PROPERTY VALUATION

We have inspected the exterior and, where possible, the interior of the proper ties. However, no structural survey has been made, but in the course of our physical inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Controlling Shareholder, Shanxi Neng Hua, Shanxi Tianchi and Shanxi Tianhao. We have also sought confirmation from the Controlling Shareholder and Shanxi Neng Hua that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and we have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary figures stated in this report are in Renminbi (RMB).

Our valuations are summarized below and the valuation certificates are attached.

Yours faithfully, for and on behalf of
Sallmanns (Far East) Limited
Paul L. Brown B.Sc. FRICS FHKIS Director

Note:	Paul L. Brown is a Chartered Surveyor who has 23 years’ experience in the valuation of properties in the PRC and 26 years of property valuation experience in Hong Kong, the United Kingdom and the Asia-Pacific region.

APPENDIX I	PROPERTY VALUATION

SUMMARY OF VALUES

GROUP I – PROPERTY INTEREST HELD AND OCCUPIED BY SHANXI TIANCHI, A SUBSIDIARY OF SHANXI NENG HUA IN THE PRC

No.	Property	Capital value in existing state as at 28 February 2006
		RMB
1.	Land, various buildings and structures of Shanxi Tianchi located at Guyaokou Village Weima Township Heshun County Jinzhong City Shanxi Province The PRC	9,939,000

GROUP II – PROPERTY INTEREST HELD UNDER DEVELOPMENT BY SHANXI TIANHAO, A SUBSIDIARY OF SHANXI NENG HUA IN THE PRC

No.	Property	Capital value in existing state as at 28 February 2006
		RMB
2.	Land and various structures of Shanxi Tianhao located at Industrial Zone Wutong Town Xiaoyi City Shanxi Province The PRC	No commercial value

	Total:	9,939,000

APPENDIX I	PROPERTY VALUATION

VALUATION CERTIFICATE

GROUP I – PROPERTY INTEREST HELD AND OCCUPIED BY SHANXI TIANCHI, A SUBSIDIARY OF SHANXI NENG HUA IN THE PRC

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2006
			RMB
1. Land, various buildings and structures of Shanxi Tianchi located at Guyaokou Village Weima Township Heshun County Jinzhong City Shanxi Province The PRC

The property comprises 19 buildings and 12 ancillary structures erected on 19 parcels of land with a total site area of approximately 140,272.28 sq.m.

The total gross floor area of the buildings is approximately 5,729.41 sq.m. The buildings and ancillary structures were completed in various stages between 1978 and 2004.

The buildings and structures mainly include off ice buildings, industrial buildings, staff quarters, staff canteen, walls and water towers, etc.

The property also comprises 69 items of buildings and ancillary structures, which were still under construction as at the date of valuation for renovation and extension purposes. As advised by Shanxi Tianchi, the construction is scheduled to be completed in the fourth quarter of 2006. The total planned gross floor area of the buildings upon completion will be approximately

24,141.54 sq.m. As advised by Shanxi Tianchi, the total investment of the buildings and ancillary structures under construction is estimated to be approximately RMB53,000,000, of which the construction cost paid up to the date of valuation is estimated to be approximately RMB43,778,000.

		The property is currently occupied and operated by Shanxi Tianchi, an 81.31% owned subsidiary of Shanxi Neng Hua, for coal mining and ancillary operation purposes.	9,939,000

APPENDIX I	PROPERTY VALUATION

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2006
RMB
Of the 19 parcels of land, the land use rights in respect of 9 parcels of land with a total site area of approximately 95,382.8 sq.m. were granted for a term expiring in 2048 and 2052 for industrial use and 3 other parcels of land with a total site area of approximately 2,000 sq.m. are allocated land. For the remaining 7 parcels of land with a total site area of approximately 42,889.48 sq.m., the relevant title documents are under application.

Notes:

1.	Pursuant to the Acquisition Agreement dated 18 August 2006 entered into between the Company and the Controlling Shareholder, the Controlling Shareholder conditionally agrees to sell and the Company conditionally agrees to purchase the 98% equity interest in Shanxi Neng Hua. The Purchase Price is determined with reference to the valuation of the net asset value of Shanxi Neng Hua by Zheng Yuan, a State-approved independent PRC valuer appointed by the Controlling Shareholder in consultation with the Company, in accordance with the procedures for the transfer of state-owned assets.

2.	Pursuant to 9 State-owned Land Use Rights Certificates – He Guo Yong (2005) Di Nos. GD23061301, GD23061304, GD23061306, G23061302, G23061303, G23061305, G23061307, G23061308 and G063398002 issued by the Land and Resources Bureau of Heshun County on 8 June 2005, the land use rights of 9 parcels of land with a total site area of approximately 95,382.8 sq.m. were granted to Shanxi Tianchi for a term of 50 years expiring in 2048 and 2052 for industrial use (the “Granted Land”).

Pursuant to 3 State-owned Land Use Rights Certificates – He Guo Yong (1999) Zi Di Nos. G23061304, G230611001 and G230615002, 3 parcels of land with a total site area of approximately 2,000 sq.m. were allocated to Shanxi Tianchi (the “Allocated Land”). Due to the nature of the land use rights of these 3 parcels of land, we have not attributed any commercial value to the Allocated Land. As advised by Shanxi Tianchi, the Land Use Rights Certificates of the 3 parcels of land as granted land status are under application.

The remaining 7 parcels of land with a total site area of approximately 42,889.48 sq.m. do not have the relevant title documents and the relevant granted land use rights of the property are in the process of application, as such we have not attributed any commercial value to these 7 parcels of land.

3.	Of the 19 buildings of the property, the building ownership rights of 17 buildings with a total gross floor area of approximately 5,659.81 sq.m. are evidenced by 4 Building Ownership Certificates – Nos. 15231, 15236 to 15238 issued on 24 June 1999. As two of these buildings with a total gross floor area of approximately 176.4 sq.m. are erected on the Allocated Land, we have not attributed any commercial value to these 2 buildings.

For the remaining 2 buildings with a total gross floor area of approximately 69.6 sq.m., we have not been provided with any Building Ownership Certificates, as such we have not attributed any commercial value to the remaining 2 buildings.

APPENDIX I	PROPERTY VALUATION

4.	We have not obtained any Construction Land Planning Permit, Construction Work Planning Permit or Construction Commencement Permit relating to the 69 items of buildings and structures under construction, as such we have not attributed any commercial value to such buildings and structures. We are advised that the Controlling Shareholder and Shanxi Tianchi have made all necessary applications for the construction approvals of the buildings and structures under construction and the Controlling Shareholder has also undertaken in the Acquisition Agreement to compensate the Company for any loss or damages arising from the failure to obtain the relevant construction approvals relating to the construction- in-progress.

Of the above buildings and structures under construction, 20 items of the buildings and structures under construction with a planned total gross floor area of approximately 10,004 sq.m. upon completion are constructed on the 7 parcels of land (see note 2).

5.	There are also 27 buildings with a total gross floor area of approximately 3,648.29 sq.m. and 3 structures erected on the land of the property as at the date of valuation, which, as advised by the Controlling Shareholder, Shanxi Neng Hua and Shanxi Tianchi, are going to be demolished in the near future. Therefore, we are instructed to exclude such buildings and structures from our valuation.

6.	For reference pur poses, we are of the opinion that the capital value of the 2 buildings without title certificates (see note 3), the 69 items of buildings and structures under construction as at the date of valuation (see note 4), 2 buildings erected on the Allocated Land (see note 3), 3 parcels of allocated land and 7 parcels of land without any title documents (see note 2) would be RMB52,947,000 assuming all relevant Building Ownership Certificates, Land Use Rights Certificates and construction approvals had been obtained and the buildings, land and the buildings and structures under construction could be freely transferred by Shanxi Tianchi.

7.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, King & Wood, which contains, inter alia, the following:

(a)	The land use rights of the 9 parcels of Granted Land can be transfer red, sub-let, mortgaged or otherwise disposed of by Shanxi Tianchi;

(b)	For the Allocated Land, Shanxi Tianchi should apply for granted land use rights and there will be no material legal impediment for Shanxi Tianchi to convert the relevant Land Use Rights Certificates from allocated Land Use Rights Certificates to granted Land Use Rights Certificates;

(c)	For the 7 parcels of land without any title documents, Shanxi Tianchi is entitled to apply for granted Land Use Rights Certificates in accordance with the law and there will be no material legal impediment for Shanxi Tianchi to obtain the relevant Land Use Rights Certificates;

(d)	Upon obtaining the granted land use rights of the 3 parcels of Allocated Land and the 7 parcels of land without any title documents, Shanxi Tianchi will be entitled to transfer, sub-let, mortgage or otherwise dispose of the above land;

(e)	Of the 17 buildings with Building Ownership Certificates, the 2 buildings erected on the Allocated Land could be transfer red, sub-let, mortgaged or otherwise disposed of by Shanxi Tianchi after the granted Land Use Rights Certificates have been obtained and the remaining 15 buildings erected on the Granted Land can be transfer red, sub-let, mortgaged or otherwise disposed of by Shanxi Tianchi;

(f)	The 2 buildings without Building Ownership Certificates could be transfer red, sub-let, mortgaged or otherwise disposed of by Shanxi Tianchi after the Building Ownership Certificates have been obtained and the land use rights of the 2 buildings have been granted and there will be no material legal impediment for Shanxi Tianchi to obtain the relevant Building Ownership Certificates; and

(g)	For the buildings and structures under construction, Shanxi Tianchi should apply for the relevant Construction Commencement Permits and there will be no material legal impediment for Shanxi Tianchi to obtain Construction Commencement Permits. However for the buildings and structures under construction on the 7 parcels of land without title documents, Shanxi Tianchi should obtained all relevant land use rights certificates.

APPENDIX I	PROPERTY VALUATION

VALUATION CERTIFICATE

GROUP II – PROPERTY INTEREST HELD UNDER DEVELOPMENT BY SHANXI TIANHAO, A SUBSIDIARY OF SHANXI NENG HUA IN THE PRC

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2006
RMB
2. Land and various structures of Shanxi Tianhao located at Industrial Zone Wutong Town Xiaoyi City Shanxi Province The PRC

The property comprises 2 ancillary structures erected on a parcel of land with a site area of approximately 118,046 sq.m.

The ancillary structures include walls and foundation structure.

A methanol production plant is scheduled to be constructed on the property. The development is scheduled to be completed in July 2007. The total planned gross floor area of the buildings upon completion will be approximately 33,470.5 sq.m.

As advised by Shanxi Tianhao, the planned total investment of the buildings and ancillary structures for the methanol production plant is estimated to be approximately RMB77,710,000, of which the construction cost paid up to the date of valuation is estimated to be approximately RMB4,591,566.

The land of the property is collectively- owned land. (refer to note 2)

		The property is currently occupied and developed by Shanxi Tianhao, a 99.85% owned subsidiary of Shanxi Neng Hua, for industrial purposes.	No commercial value

APPENDIX I	PROPERTY VALUATION

Notes:

1.	Pursuant to the Acquisition Agreement dated 18 August 2006 entered into between the Company and the Controlling Shareholder, the Controlling Shareholder conditionally agrees to sell and the Company conditionally agrees to purchase the 98% equity interest in Shanxi Neng Hua. The Purchase Price is determined with reference to the valuation of the net asset value of Shanxi Neng Hua by Zheng Yuan, a State-approved independent PRC valuer appointed by the Controlling Shareholder in consultation with the Company, in accordance with the procedures for the transfer of state-owned assets.

2.	Pursuant to a Collectively-owned Land Use Rights Certificate – Xiao Ji Yong (2005) Zi Di Qi No.005 dated May 2005 for a term of 5 years issued by the Land and Resources Bureau of Xiaoyi City, the land user of the property with a site area of approximately 118,046 sq.m. is Shanxi Tianhao and the usage is for industrial use.

3.	Pursuant to a Construction Commencement Permit issued by the Xiaoyi Rural Town Construction Administrative Centre in favour of Shanxi Tianhao, permission by the relevant local authority was given to commence the construction on the land.

4.	We have been provided with a legal opinion regarding the property interest by the Company’s PRC legal advisers, King & Wood, who are of the view that the land held by Shanxi Tianhao is collectively-owned land. According to the prevailing PRC laws and regulations, there will be no material legal impediment for Shanxi Tianhao to obtain the granted land use rights of the property upon completion of the land requisition procedures.

5.	In view of the nature of the Collectively-owned Land Use Rights Certificate and utilization status, we have attributed no commercial value to the property. For reference pur poses, assuming all relevant Granted Land Use Rights Certificates had been obtained, we are of the opinion that as at the date of valuation, the capital value of the structures (excluding the land) under construction would be approximately RMB4,592,000.

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

The following is the text of a letter and summary of values, prepared for the purpose of providing additional information to the Shareholders received from Sallmanns (Far East) Limited, an independent valuer, in connection with their valuation as at 28 February 2006 of the machinery and equipment of Shanxi Neng Hua, Shanxi Tianchi, and Shanxi Tianhao.

Corporate valuation and consultancy www.sallmanns.com	22nd Floor Siu On Centre 188 Lockhart Road Wanchai, Hong Kong Tel: (852) 2169 6000 Fax: (852) 2528 5079

7 September 2006

The Board of Directors

Yanzhou Coal Mining Company Limited

No. 40 Fushan Road,

Zoucheng City,

Shandong Province,

The PRC

Dear Sirs,

In accordance with your instructions, we have undertaken a valuation of certain assets of :

Yankuang Shanxi Nenghua Company Limited (“Shanxi Neng Hua”), located at No. 229 Yingbin Road, Jinzhong City, Shanxi Province, The PRC.

Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”), located at Guyaokou Village, Weima Township, Heshun County, Jinzhong City, Shanxi Province, The PRC.

Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”), located at the Industrial Zone, Wutong Town, Xiaoyi City, Shanxi Province, The PRC.

The inspection of the assets was conducted on 9 to 10 June 2005, 22 to 25 September 2005, and on 5 to 6 April 2006. This valuation report outlines our latest findings and conclusion. Based on the results of our investigations outlined in the report which follows, it is our opinion that the valuation of the above asset is

RMB 383,850,000 (RENMINBI THREE HUNDRED EIGHTY THREE MILLION EIGHT HUNDRED AND FIFTY THOUSAND), which fairly represented the market value of the machinery and equipment as at 28 February 2006.

Yours faithfully, for and on behalf of
Sallmanns (Far East) Limited
Tony Leung	James Lai
Associate Director	Senior Manager
Plant & Machinery Valuation	Plant & Machinery Valuation

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

INTRODUCTION

Company Background

Shanxi Neng Hua

Shanxi Neng Hua is located at No. 229 Yingbin Road, Jinzhong City, Shanxi Province, PRC. The company holds 81.31% of shares of Shanxi Tianchi and 99.85% of shares of Shanxi Tianhao.

Shanxi Tianchi

Shanxi Tianchi is located at Guyaokou Village, Weima Township, Heshun County, Jinzhong City, Shanxi Province, PRC.

The company’s headquarter is located at No. 229 Yingbin Road, Jinzhong City, Shanxi Province, PRC.

The company, set up in April 2003, is a joint-venture of Shanxi Neng Hua, Heshun Guyao Coal (Group), and Jinzhong State-owned Asset Management Company with a registered capital of RMB90 million.

The company extracts and produces coals and is expanding the coal mining area from initial 9.76 Square Kilometers to 20.138 Square Kilometers, and annual production capacity up to 1.2 million tons. The expansion project is scheduled to commence production in the fourth quarter of 2006.

Shanxi Tianhao

Shanxi Tianhao is located at the Industrial Zone, Wutong Town, Xiaoyi City, Shanxi Province, PRC.

The plant is designed to produce methanol, but all production equipment had not been delivered to the plant.

Assets Valued

Shanxi Neng Hua

The assets appraised are mainly off ice equipment.

Shanxi Tianchi

The assets appraised are mainly mining production equipment for use under-ground and above-g round, transportation equipment, power distribution systems, ventilation systems, monitoring systems, water supply and drainage systems, off ice equipment and motor vehicles. The majority of the mining equipment ordered had been delivered but are not yet in operation. Most of the utility equipment had been installed and in operation. Most of the equipment were made in China.

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

Shanxi Tianhao

The assets appraised are motor vehicles and off ice equipment. None of the production equipment which the company had ordered had been delivered to site; therefore, currently there are no plant and machinery installed at site.

BASIS OF VALUE

We have adopted the Market Value for existing use as being the most appropriate, in accordance with the following definitions:–

Market Value is defined herein as

“the estimated amount at which the subject assets should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing where in the par ties had each acted knowledgeably, prudently, and without compulsion.”

Market Value for existing use is further defined as the market value of an asset based on continuation of its existing use, assuming the asset could be sold in the open market for its existing use, and otherwise in keeping with the market value definition regardless of whether or not the existing use represents the highest and best use of the asset.

This investigation is concerned solely with the values of the appraised machinery and equipment and our opinion of value is not related to the earning capacity of the business. It is assumed that prospective earnings are adequate to support the concluded value of the machinery and equipment plus the value of other assets not included in this valuation, and sufficient net working capital. It does not attempt to arrive at the value of the Company as a total business entity.

VALUATION METHODOLOGY

There are three generally accepted approaches to value, namely:

The Cost Approach

The cost approach considers the cost to reproduce or replace in new condition the assets appraised in accordance with cur rent market prices for similar assets, with allowance for accrued depreciation arising from condition, utility, age, wear and tear, or obsolescence present (physical, functional or economical), taking into consideration past and present maintenance policy and rebuilding history. The cost approach generally furnishes the most reliable indication of value for assets without a known used market.

The term “Cost of Reproduction New” (RCN) is often used and it is defined as the amount required to reproduce in the like kind and new condition of an asset, taking into account current costs of material and labour, including all attendant costs associated with its acquisition.

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

The Market Approach

The market approach considers prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect condition and utility of the appraised machinery and equipment relative to the market comparative. Assets for which there is an established used market may be appraised by this approach.

The Income Approach

The income approach is the present worth of the future economic benefits of ownership. This approach is generally applied to an aggregation of assets that consists of all assets of a business enterprise including working capital and tangible and intangible assets.

Analysis

A combination of the three valuation approaches defined above may be used in a particular valuation, depending upon the appraisal’s objectives and the nature of the property involved.

As part of the cross checking procedures, all valuation approaches have been considered, as one or more approaches may be applicable to the subject asset. In certain situations, elements of the three approaches may be combined to reach a value conclusion. However, the relative strength, applicability, and significance of the approaches and their resulting values must be analyzed and reconciled.

In situation where we can identify and collect sufficient data on certain equipment that has direct contribution to the revenue generation, the income approach will be applied as part of the cross-checking procedure with the result from the cost approach and the market approach in arriving at our conclusion of value.

However due to insufficient financial data being available, we have excluded the income approach.

In arriving at a fair estimate of value of the equipment we have given consideration to the:–

•	Cost of reproduction new of the replaceable assets;

•	Current prices for similar used equipment in the second hand market;

•	Accrued depreciation;

•	Age, condition, past maintenance and present and prospective serviceability in comparison with new units of like kind; and

•	No account was taken of selling costs.

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

Application of the market approach involves an analysis of the used market to measure the value level of exchanges of comparable property. An estimated amount is added to or deducted from the market price to reflect the difference in condition and utility between the item appraised and its normal used market comparatives.

Where the basis is the cost approach, an estimate is made on the cost of reproduction new or replacement cost, less allowance for depreciation or loss of value arising from condition, utility, age, wear and tear, and obsolescence, taking into consideration past and present maintenance policy, and rebuilding history, if any, and current utilization.

Cost of reproduction new is the estimated amount of money needed to acquire in like kind and in new condition an asset or group of assets taking into consideration current prices of materials, manufactured equipment, labour, contractor’s overhead, profit and fees, and all other attendant costs associated with its acquisition, but without provision for overtime or bonuses for labour and premium for materials.

Where elements are of foreign origin, our pricing process gives full consideration to all expenditures normally incur red in importation such as packing and crating charges, inland and ocean freight, insurance, duties and taxes, bank charges and commissions, wharfage, brokerage and handling.

FINDINGS

We have carried out physical inspection of the machinery and equipment on 9 to 10 June 2005, 22 to 25 September 2005 and on 5 to 6 April 2006. During our visits to the plants, we have made the following observations during our inspection:

•	Shanxi Neng Hua located at Jinzhong City is the administrative off ice with assets comprising off ice equipment without any production equipment.

•	Shanxi Tianchi’s coal mine was reportedly scheduled to commence production by July 2006.

•	Shanxi Tianhao’s factory has yet to commence production. Most of the plant and machinery had not been delivered although the company had made deposit payment to vendors.

•

Our appraised values for all construction-in-progress (CIP) assets were based on the amount paid up as at date of valuation upon our review of the purchase contracts, invoices, deposits paid to vendors and verification of the assets delivered to sites.

Exclusion

We have excluded in this valuation the land, buildings, other land improvements, licensed furniture and fixture, semi-finish and finish products, company records or any cur rent or intangible assets.

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

OPINION OF VALUE

Based on the results of our inspection and findings, it is our opinion that RMB 383,850,000 (RENMINBI THREE HUNDRED EIGHTY THREE MILLION AND EIGHT HUNDRED FIFTY THOUSAND) fairly represented the market value of the machinery and equipment as at 28 February 2006.

Yours faithfully, for and on behalf of
SALLMANNS (FAR EAST) LIMITED
Tony Leung	James Lai
Associate Director	Senior Manager
Plant & Machinery Valuation	Plant & Machinery Valuation

APPENDIX II	MACHINERY & EQUIPMENT VALUATION

SUMMARY OF VALUES

	Market Value
	(RMB)
Shanxi Neng Hua

Office Equipment		237,100

Total:	RMB	237,100

Shanxi Tianchi

Plant & Machinery		3,567,600
Office Equipment		545,400
Motor Vehicles		4,564,900
Construction in Progress – Machinery & Materials		305,043,300

Total:	RMB	313,721,200

Shanxi Tianhao

Office Equipment		95,700
Motor Vehicles		912,400
Construction in Progress – Machinery & Materials		68,887,000

Total:	RMB	69,895,100

Grand-Total:	RMB	383,853,400

Rounded To:	RMB	383,850,000

Note:	For CIP assets, the appraised values were based on the amount paid as at date of valuation, upon reviewing of contracts, invoices and on site verification.

APPENDIX III	GENERAL INFORMATION

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the pur pose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and conf irm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTEREST

(a) Directors and supervisors of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors, chief executive or Supervisors of the Company in the Shares and underlying Shares of the Company or any of its associated cor porations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register refer red to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Name	Capacity	Title	Number of domestic shares held as at the Latest Practicable Date
			(shares)
Wang Xin	—	Chairman of the Board	0

Geng Jiahuai	—	Vice Chairman of the Board	0

Yang Deyu	Beneficial owner	Vice Chairman of the Board and General Manager	20,000

Shi Xuerang	—	Director	0

Chen Changchun	—	Director	0

Wu Yuxiang	Beneficial Owner	Director and Chief Financial Off icer	20,000

Wang Xinkun	—	Director and Vice General Manager	0

Chen Guangshui	Beneficial Owner	Director and Secretary of the Board	2,000

Dong Yunqing	—	Director	0

Pu Hongjiu	—	Independent Non-executive Director	0

Cui Jianmin	—	Independent Non-executive Director	0

Wang Xiao Jun	—	Independent Non-executive Director	0

Wang Quanxi	—	Independent Non-executive Director	0

Meng Xianchang	Beneficial Owner	Chairman of the Supervisor Committee	20,000

Song Guo	—	Vice Chairman of the Supervisor Committee	0

Zhang Shengdong	—	Supervisor	0

Liu Weixin	—	Supervisor	0

Xu Bentai	—	Supervisor	0

—   55 —

APPENDIX III	GENERAL INFORMATION

All the interests disclosed above represent long position in the shares of the Company.

(b) Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
		(shares)
Yankuang Group Corporation Limited (Note 1)	Domestic Shares (state-owned legal person shares)	2,600,000,000(L)	Beneficial Owner	Corporate	87.84%	52.86%

JP Morgan Chase & Co.	H Shares	250,020,056(L) (including 92,911,699(P))	Beneficial owner, Investment manager and Custodian corporation/ Approved lending agent	Corporate	12.76%	5.08%

UBS AG	H Shares	136,142,090(L) 102,792,000(S)	Beneficial owner, Person having a security interest in shares, Interest of controlled corporations	Corporate	12.2%	4.86%

Credit Suisse Group	H Shares	145,784,158(L) (including 4,755,000(P) 38,190,790(S))	Interest of controlled corporations	Corporate	9.39%	3.74%

APPENDIX III	GENERAL INFORMATION

Notes:

1.	Upon the implementation of the Share Reform Plan and on 3 April 2006, the shareholding of Yankuang Group changed from 2,672,000,000 Domestic Shares to 2,600,000,000 Domestic Shares, representing 87.84% of the Company’s total Domestic Shares and 52.86% of the Company’s total share capital.

2.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

3. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the f inancial or trading position of the Group since 31 December 2005, being the date to which the latest published audited accounts of the Group were made up to.

4. LITIGATION

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (“Shandong Xin Jia”) through the Bank of China Jining Branch (the “Entrusted Loan”). Since Shandong Xin Jia failed to duly repay the principal and interest of the Entrusted Loan, the Higher People’s Court of Shandong Province appointed Shandong Yinxing Auction Company Limited to auction the 289 million shares held by Lianda Group Limited, the guarantor, in Huaxia Bank Company Limited (“Huaxia Shares”) in accordance with the relevant laws on 6th September, 2005 to repay the Company’s principal, interest, penalty interest and relevant expenses of the Entrusted Loan. The f inal auction price was RMB3.5 per Huaxia Share and total f inal auction amount was RMB1,011.5 million.

The successful bidder of Huaxia Shares is going through qualification approval procedures of China Banking Regulatory Commission. Upon completing the qualif ication approval, the bidder will make payment of the auction amount and transferring procedures of Huaxia Shares, and the Company can call back the principal, interest, penalty interest and relevant expenses of the Entrusted Loan. As at the Latest Practicable Date, the bidder is still undergoing the process of qualification approval. The Company and relevant par ties are endeavoring to confirm the results of the qualification approval as soon as possible.

In view of the possibility that the bidder may not obtain the qualification approval by China Banking Regulatory Commission, the Company and the relevant parties have studied cor responding measures to call back the principal, interest, penalty interest and relevant expenses of the Entrusted Loan. Any significant progress concerning the entrusted loan will be promptly disclosed by the Company.

Save as disclosed above, none of the members of the Group was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

The Directors consider that it is unlikely that the Company cannot recover the principal, interest, penalty interest and relevant expenses of the Entrusted Loan.

APPENDIX III	GENERAL INFORMATION

5. CONSENTS OF EXPERTS

The following experts have given and have not withdrawn their written consents to the issue of this circular with the inclusion of their letters or statements and references to their names in the form and context in which they appear:

Names	Qualifications
Beijing Headmen Mining Rights Appraisal Firm	Stated-approved appraiser

China Rightson Certified Public Accountants	PRC certified public accountants

CLSA Equity Capital Markets Limited	CLSA Equity Capital Markets Limited, a licensed corporation under the SFO, licensed to undertake Types 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

Minarco Asia Pacific Pty Ltd.	International mining engineers and valuers

Sallmanns (Far East) Limited	Professional surveyors and valuers

Shandong Zhengyuan Hexin (Limited) Certified Public Accountants	State-approved independent PRC valuer

King & Wood	Qualified PRC lawyers

As at the Latest Practicable Date, the above experts were not beneficially interested in the share capital of any member of the Group nor did they have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, none of above experts had any direct or indirect interest in any assets which have been since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed or by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX III	GENERAL INFORMATION

6. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with the Company or any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

7. DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, Supervisors, proposed directors or proposed supervisors of the Company had any interest in any assets which have been since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed or by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or Super visors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8. DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

9. PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 75 of the articles of association of the Company, at any Shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:

(a)	by the chairman of the meeting;

(b)	by at least two (2) Shareholders present in person or by proxy entitled to vote thereat;

(c)	by one (1) or more Shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting, before or after a vote is carried out by a show of hands.

The demand for a poll may be withdrawn by the person who demands the same.

APPENDIX III	GENERAL INFORMATION

10. MISCELLANEOUS

(a)	Mr. Chen Guangshui is the Company Secretary and Board Secretary of the Company.

(b)	Pursuant to the waiver granted by the Stock Exchange to the Company from strict compliance with Rule 3.24 of the Listing Rules in relation to the appointment of a qualified account to the Company dated 21 December 2004, the Company has arranged Mr. Ng Kwok Tung, a certified public accountant in Hong Kong recognized by the Hong Kong Institute of Certified Public Accountants, to provide assistance to Mr. Wu Yuxiang in the discharge of his duties as a qualified accountant under the Listing Rules.

(c)	As at the date of this circular, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing and the independent non- executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

(d)	The share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(e)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

11. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the off ice of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except Saturdays and public holidays) from the date of this circular up to and including 27 September 2006:

(a)	the Acquisition Agreement;

(b)	the letter of recommendation from the Independent Board Committee of the Company to the Independent Shareholders as set out in this circular;

(c)	the letter from CLSA as set out in this circular;

(d)	valuation reports prepared by Sallmanns as set out in Appendix I and II to this circular; and

(e)	the written consents from Beijing Headmen, China Rightson CLSA, Minarco, Sallmanns, Zhen Yuan and King & Wood referred to in paragraph 5 of this appendix.